EXHIBIT 99.1
                                                                   ------------


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                             ARRANGEMENT AGREEMENT



                                     AMONG:

                              HARVEST ENERGY TRUST

                                    - AND -

                            HARVEST OPERATIONS CORP.

                                    - AND -

                          VIKING ENERGY ROYALTY TRUST

                                    - AND -

                              VIKING HOLDINGS INC.






                               DECEMBER 23, 2005





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                               TABLE OF CONTENTS


ARTICLE 1 INTERPRETATION......................................................1
   1.1     DEFINITIONS........................................................1
   1.2     INTERPRETATION NOT AFFECTED BY HEADINGS, ETC......................12
   1.3     NUMBER, ETC.......................................................12
   1.4     DATE FOR ANY ACTION...............................................12
   1.5     ENTIRE AGREEMENT..................................................12
   1.6     CURRENCY..........................................................12
   1.7     ACCOUNTING MATTERS................................................12
   1.8     DISCLOSURE IN WRITING.............................................12
   1.9     INTERPRETATION NOT AFFECTED BY PARTY DRAFTING.....................13
   1.10    TRUST POWER AND CAPACITY..........................................13
   1.11    SCHEDULES.........................................................13

ARTICLE 2 THE ARRANGEMENT....................................................13
   2.1     PLAN OF ARRANGEMENT...............................................13
   2.2     INTERIM ORDER.....................................................13
   2.3     INFORMATION CIRCULARS AND MEETINGS................................14
   2.4     MFCORP............................................................15
   2.5     EMPLOYEES.........................................................15
   2.6     COMPLETION OF TRANSACTIONS........................................16
   2.7     EFFECTIVE DATE....................................................16
   2.8     UNITED STATES TAX CONSIDERATIONS..................................16
   2.9     POST-CLOSING WIND-UP..............................................17
   2.10    REDEMPTION OF HARVEST EXCHANGEABLE SHARES.........................17
   2.11    VIKING NPI........................................................17

ARTICLE 3 COVENANTS..........................................................17
   3.1     COVENANTS OF HARVEST AND HOC......................................17
   3.2     COVENANTS OF VIKING AND VHI.......................................22
   3.3     MUTUAL COVENANTS REGARDING THE ARRANGEMENT........................26
   3.4     MUTUAL COVENANTS REGARDING NON-SOLICITATION.......................27
   3.5     PROVISION OF INFORMATION; ACCESS..................................30

ARTICLE 4 AMENDMENTS TO INCENTIVE PLANS......................................30
   4.1     AMENDMENTS TO INCENTIVE PLANS.....................................30

ARTICLE 5 REPRESENTATIONS AND WARRANTIES.....................................30
   5.1     REPRESENTATIONS AND WARRANTIES OF HARVEST.........................30
   5.2     REPRESENTATIONS AND WARRANTIES OF VIKING..........................42
   5.3     PRIVACY ISSUES....................................................54

ARTICLE 6 CONDITIONS PRECEDENT...............................................55
   6.1     MUTUAL CONDITIONS PRECEDENT.......................................55
   6.2     ADDITIONAL CONDITIONS TO OBLIGATIONS OF HARVEST...................57
   6.3     ADDITIONAL CONDITIONS TO OBLIGATIONS OF VIKING....................59
   6.4     NOTICE AND EFFECT OF FAILURE TO COMPLY WITH CONDITIONS............60
   6.5     SATISFACTION OF CONDITIONS........................................60

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                                     -ii-


ARTICLE 7 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS.....................60
   7.1     HARVEST DAMAGES...................................................60
   7.2     VIKING DAMAGES....................................................61
   7.3     LIQUIDATED DAMAGES................................................62

ARTICLE 8 AMENDMENT..........................................................62
   8.1     AMENDMENT.........................................................62

ARTICLE 9 TERMINATION........................................................63
   9.1     TERMINATION.......................................................63

ARTICLE 10 NOTICES...........................................................63
   10.1    NOTICES...........................................................63

ARTICLE 11 GENERAL...........................................................64
   11.1    BINDING EFFECT....................................................64
   11.2    ASSIGNMENT........................................................65
   11.3    DISCLOSURE........................................................65
   11.4    COSTS.............................................................65
   11.5    SEVERABILITY......................................................65
   11.6    FURTHER ASSURANCES................................................65
   11.7    TIME OF ESSENCE...................................................65
   11.8    GOVERNING LAW.....................................................66
   11.9    WAIVER............................................................66
   11.10   THIRD PARTY BENEFICIARIES.........................................66
   11.11   OBLIGATIONS.......................................................66
   11.12   COUNTERPARTS......................................................67


SCHEDULE "A"    -    Plan of Arrangement


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                                     - 2 -

196577\714592.V8



196577\714592.V8

                             ARRANGEMENT AGREEMENT

                THIS ARRANGEMENT AGREEMENT is dated as of the 23rd day of December, 2005,

AMONG:

                HARVEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "HARVEST")

AND:

                HARVEST OPERATIONS CORP., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "HOC")

AND:

                VIKING ENERGY ROYALTY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "VIKING")

AND:

                VIKING HOLDINGS INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "VHI")


                WHEREAS:

A. Harvest, HOC, Viking and VHI wish to propose an arrangement involving HOC, Harvest, VHI and Viking and the securityholders of HOC, Harvest, Viking and VHI;

B. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the BUSINESS CORPORATIONS ACT (Alberta);

C. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

                NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:


                                   ARTICLE 1
                                 INTERPRETATION

1.1             DEFINITIONS

                In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "ABCA" means the BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

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                                      -2-


(b) "ACQUISITION PROPOSAL" means, with respect to Harvest or Viking, any inquiry or the making of any proposal to such Party or its unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders of any securities of such Party (other than on exercise of currently outstanding Harvest Rights or Viking Rights, as applicable) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement;

(c) "AGREEMENT", "HEREIN", "HEREOF", "HERETO", "HEREUNDER" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d) "AMENDED INCENTIVE PLANS" means the Harvest Unit Award Incentive Plan and the Harvest Trust Unit Rights Incentive Plan, each as amended as contemplated by Section 4.1 hereof;

(e) "APPLICABLE CANADIAN SECURITIES LAWS" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(f) "APPLICABLE LAW", in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(g) "ARRANGEMENT" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(h) "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(i) "BJORN" means Bjorn Holdings Inc., a corporation incorporated under the ABCA;

(j) "BRP" means Breeze Resources Partnership, a general partnership formed under the laws of Alberta;

(k) "BUSINESS DAY" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(l)       "CONTINUING EMPLOYEES" has the meaning set forth in Section 2.5(a);

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                                      -3-


(m) "CERTIFICATE" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(n) "CLOSING TIME" shall be 8:00 a.m. (Calgary time) on the later of February 3, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed to by Harvest and Viking;

(o)       "CODE" has the meaning ascribed thereto in Section 2.8;

(p)       "COMBINATION  TRANSACTIONS"  has  the  meaning  ascribed  thereto  in
          Section 2.8;

(q) "COMPETITION ACT" means the COMPETITION ACT, R.S. 1985, c. C-34, as amended;

(r)       "CONFIDENTIAL  INFORMATION"  has  the  meaning  ascribed  thereto  in
          Section 3.4(d);

(s) "CONFIDENTIALITY AGREEMENT" means the confidentiality agreement dated November 17, 2005 between Viking and Harvest;

(t)       "COURT" means the Court of Queen's Bench of Alberta;

(u) "EFFECTIVE DATE" means the date the Arrangement becomes effective under the ABCA;

(v)       "EFFECTIVE  TIME" means 12:01 a.m.  (Calgary  time) on the  Effective
          Date;

(w) "ENVIRONMENTAL LAWS" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(x) "ERIK" means Erik Holdings Trust, a trust established under the laws of the Province of Alberta pursuant to a trust indenture dated October 6, 2003, as amended and restated;

(y) "ERIK TRUST INDENTURE" means the Trust Indenture dated as of October 6, 2003 as amended and restated as of September 2, 2004 and May 1, 2005 between BJORN, in its capacity as trustee of ERIK and Viking, as the sole holder of trust units of ERIK, as may be amended, supplemented or restated from time to time;

(z) "FINAL ORDER" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Harvest Securityholders, the Viking Unitholders, the Harvest Arrangement Parties, the Viking Arrangement Parties and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa)      "GAAP" has the meaning ascribed thereto in Section 1.7;

(bb) "GLJ" means GLJ Petroleum Consultants Ltd. (previously Gilbert Laustsen Jung Associates Ltd.);

(cc) "GOVERNMENTAL ENTITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision,

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                                      -4-


          agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(dd) "HARVEST" means Harvest Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Harvest Trust Indenture;

(ee) "HARVEST ACQUISITION AGREEMENT" means the partnership interest purchase and sale agreement dated June 23, 2005 between Nexen Inc. (and certain corporations and partnerships controlled by it), as vendor, and HBTI and HBT2, as purchasers;

(ff) "HARVEST ADMINISTRATION AGREEMENT" means the administration agreement dated September 27, 2002 between HOC and the Harvest Trustee;

(gg) "HARVEST AWARDS" shall have the meaning ascribed thereto in the Harvest Information Circular;

(hh)      "HARVEST  BALANCE SHEETS" has the meaning ascribed thereto in Section
          5.1(p);

(ii) "HARVEST BOARD OF DIRECTORS" means the board of directors of HOC as it may be comprised from time to time;

(jj)      "HARVEST  CREDIT   FACILITIES"   shall  mean  the  credit  facilities
          described in the Harvest Information Circular under the heading "Information Concerning Harvest Energy Trust - External Debt - Senior Secured Debt";

(kk)      "HARVEST DAMAGES EVENT" has the meaning set forth in Section 7.1;

(ll)      "HARVEST DEBENTURE TRUSTEE" means Valiant Trust Company;

(mm)      "HARVEST   DEBENTURES"   means,   collectively,   the  Harvest   6.5%
          Debentures, the Harvest 8% Debentures and the Harvest 9% Debentures;

(nn) "HARVEST 6.5% DEBENTURES" means the 6.5% convertible extendible unsecured subordinated debentures of Harvest;

(oo) "HARVEST 6.5% DEBENTURE INDENTURE SUPPLEMENT" means the supplement to the Harvest Debenture Indenture dated August 2, 2005 governing the terms of the Harvest 6.5% Debentures;

(pp) "HARVEST 8% DEBENTURES" means the 8% convertible extendible unsecured subordinated debentures of Harvest;

(qq) "HARVEST 8% DEBENTURE INDENTURE SUPPLEMENT" means the supplement to the Harvest Debenture Indenture dated July 30, 2004 governing the terms of the Harvest 8% Debentures;

(rr) "HARVEST 9% DEBENTURES" means the 9% convertible extendible unsecured subordinated debentures of Harvest;

(ss) "HARVEST DEBENTURE INDENTURE" means the indenture dated January 29, 2004 among Harvest, HOC and the Harvest Debenture Trustee governing the terms and conditions of the Harvest 9% Debentures together with all supplemental indentures thereto;

(tt) "HARVEST DEPARTING OFFICERS" means the existing members of senior management of HOC who will not continue to be members of senior management of HOC as of the Effective Date as contemplated in Section 6.1(i) hereof;

(uu)      "HARVEST   DISCLOSURE  LETTER"  means  the  disclosure  letter  dated
          November 28, 2005 from Harvest and HOC to Viking;

(vv) "HARVEST DRIP" means the premium distribution(TM), distribution reinvestment and optional unit purchase plan of Harvest;

(ww) "HARVEST EMPLOYEES" means the employees of, and consultants to, Harvest or its Subsidiaries;

(xx) "HARVEST EMPLOYMENT AGREEMENTS" means the employment agreements between HOC and each of its senior officers;

(yy) "HARVEST EXCHANGEABLE SHARES" means the exchangeable shares, Series 1 of HOC;

(zz) "HARVEST FINANCIAL STATEMENTS" means, collectively, the audited comparative consolidated financial statements of Harvest as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Harvest as at and for the nine months ended September 30, 2005 and 2004, together with the notes thereto;

(aaa) "HARVEST INFORMATION CIRCULAR" means the information circular of Harvest to be sent by Harvest to the Harvest Securityholders in connection with the Harvest Meeting, which, unless otherwise determined by Harvest and Viking, shall be part of a joint information circular that shall also be sent to Viking Unitholders in connection with the Viking Meeting;

(bbb) "HARVEST INFORMATION" means the information included in the Harvest Information Circular describing Harvest and its business, operations and affairs and the matters to be considered at the Harvest Meeting;

(ccc) "HARVEST MATERIAL AGREEMENTS" means, collectively, the Harvest Acquisition Agreement, the Harvest Trust Indenture, the Harvest Debenture Indenture, the Harvest Administration Agreement, the Harvest Voting Trust Agreement and the Harvest NPI Agreements;

(ddd)     "HARVEST    MEETING"   means   the   special   meeting   of   Harvest
          Securityholders to be held to consider the Merger Resolution and related matters, and any adjournment(s) thereof;

(eee) "HARVEST NOTE INDENTURES" means the note indentures between Harvest and HOC governing the Harvest Notes;

(fff) "HARVEST NOTES" means the 7d% senior notes of HOC due October 15, 2011 unconditionally guaranteed by Harvest;

(ggg) "HARVEST NPI AGREEMENTS" means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between HOC and Harvest, the royalty agreement dated effective January 17, 2003 between Westcastle Energy Inc. and BNY Trust Company of Canada and the net profit interest agreement dated October 17, 2003 between HST and Harvest and "NPI AGREEMENT" means any one of these agreements, as applicable;

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(hhh)     "HARVEST PARTIES" means,  collectively and taken as a whole, Harvest,
          BRP, HOC, HBT1, HBT2, HST, REP and Hay River, each a direct or indirect wholly-owned Subsidiary of Harvest, and "Harvest Party" means any one of them;

(iii)     "HARVEST PLANS" has the meaning ascribed thereto in Section 5.1(x);

(jjj)     "HARVEST REPORT" has the meaning ascribed thereto in Section 5.1(cc);

(kkk) "HARVEST RIGHTS" shall have the meaning ascribed thereto in the Harvest Information Circular;

(lll) "HARVEST SECURITIES" means, collectively, the Harvest Units and the Harvest Exchangeable Shares;

(mmm)     "HARVEST   SECURITYHOLDERS"   means,   collectively,    the   Harvest
          Unitholders and the Harvest Exchangeable Shareholders;

(nnn) "HARVEST SERVICE PROVIDERS" means persons, firms or corporations who are employees, senior officers or directors of the New Trust or any affiliates or who are consultants or other service providers to the New Trust or any affiliates;

(ooo) "HARVEST TRUST INDENTURE" means the amended and restated trust indenture dated January 1, 2004 between the Harvest Trustee and HOC, as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;

(ppp) "HARVEST TRUSTEE" means Valiant Trust Company, in its capacity as the trustee under the Harvest Trust Indenture;

(qqq) "HARVEST UNITHOLDERS" means the holders of issued and outstanding Harvest Units;

(rrr)     "HARVEST UNITS" means the trust units of Harvest;

(sss) "HARVEST VOTING TRUST AGREEMENT" means the voting and exchange trust agreement dated June 30, 2004 among Harvest, Harvest Exchangeco Ltd. and Valiant Trust Company, as trustee;

(ttt) "HAY RIVER" means Hay River Partnership, a general partnership established under the laws of Alberta;

(uuu) "HAZARDOUS SUBSTANCES" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(vvv) "HBT1" means Harvest Breeze Trust No. 1, a trust established under the laws of Alberta pursuant to a trust indenture dated October 7, 2004;

(www) "HBT2" means Harvest Breeze Trust No. 2, a trust established under the laws of Alberta pursuant to a trust indenture dated October 7, 2004;

(xxx) "HOC" means Harvest Operations Corp., a corporation amalgamated under the ABCA;

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(yyy)     "HST" means Harvest Sask Energy Trust, a trust  established under the laws of the Province of Alberta pursuant to a trust indenture dated October 7, 2004;

(zzz) "INTERIM ORDER" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Harvest Securityholders, the Viking Unitholders, the Harvest Arrangement Parties, the Viking Arrangement Parties, and MFCorp, containing declarations and directions with respect to the
          Arrangement and the holding of the Harvest Meeting and the Viking Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aaaa) "ITA" means the INCOME TAX ACT (Canada), including the regulations thereunder, as amended;

(bbbb) "LAWS" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and US Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX),

(cccc)    "MAILING DATE" has the meaning ascribed thereto in Section 3.3(f);

(dddd) "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws (iii) any decline in crude oil or natural gas prices on a current or forward basis (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of November 28, 2005, or (v) any changes arising from matters consented to or approved in writing by the Other Party;

(eeee) "MATERIAL SUBSIDIARIES" means, with respect to Harvest, the Harvest Parties (other than Harvest), and with respect to Viking, the Viking Parties (other than Viking);

(ffff)    "MCDANIEL" means McDaniel & Associates Consultants Ltd.

(gggg) "MERGER RESOLUTION" means, in respect of the Harvest Meeting, the special resolutions in respect of the Arrangement to be considered at the Harvest Meeting, and in respect of the Viking Meeting, the special resolutions in respect of the Arrangement to be considered at the Viking Meeting, as the case may be;

(hhhh)    "MFCORP" has the meaning set forth in Section 2.4;

(iiii)    "NYSE" means the New York Stock Exchange;

(jjjj) "OLAF" means Olaf Energy Limited Partnership, a limited partnership formed under the PARTNERSHIP ACT (Alberta) on October 15, 2003;

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(kkkk)    "OLAF 1 ROYALTY  AGREEMENT"  means the Royalty  Agreement dated as of
          May 1, 2005 between OLAF and Viking, as may be amended, supplemented or restated from time to time;

(llll) "OLAF 2 ROYALTY AGREEMENT" means the Royalty Agreement dated as of May 1, 2005 between OLAF and VHT, as may be amended, supplemented or restated from time to time;

(mmmm) "OLAF PARTNERSHIP AGREEMENT" means the amended and restated limited partnership agreement dated as of October 6, 2003 as amended and restated as of September 2, 2004 and as of May 1, 2005 pursuant to which OLAF is governed and may be amended, supplemented and restated from time to time;

(nnnn)    "OTHER   PARTY"  means  with  respect  to  the   applicable   Harvest
          Party(ies), the applicable Viking Party(ies) and, with respect to the applicable Viking Party(ies), the applicable Harvest Party(ies);

(oooo)    "PLA" means Paddock, Lindstrom & Associates Ltd.;

(pppp) "PARTIES" means, collectively, the parties to this Agreement, and "PARTY" means any one of them, or where implied by the context, means the Harvest Parties or the Viking Parties, as the case may be;

(qqqq) "PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(rrrr) "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form set out in SCHEDULE A hereto as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;

(ssss) "PRE-ARRANGEMENT AGREEMENT" means the agreement dated November 28, 2005 among Harvest, HOC, Viking and VHI in respect of the Arrangement and related matters;

(tttt) "PUBLIC RECORD" means all information filed by either Harvest or Viking, as the case may be, after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(uuuu)    "RECEIVING PARTY" has the meaning ascribed thereto in Section 3.4(c);

(vvvv)    "RECEIVING  PARTY  SECURITIES"  has the meaning  ascribed  thereto in
          Section 3.4(c);

(wwww) "REP" means Red Earth Partnership, a general partnership formed under the laws of Alberta;

(xxxx) "REGISTRAR" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(yyyy)    "RESPONDING  PARTY"  has the  meaning  ascribed  thereto  in  Section
          3.4(c);

(zzzz)    "RETENTION  BONUS PLAN" has the meaning  ascribed  thereto in Section
          2.5(b);

(aaaaa)   "SEC" means the United States Securities and Exchange Commission;

(bbbbb) "SECURITIES AUTHORITIES" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada; (ccccc) "SPROULE" means Sproule Associates Limited;

(ddddd) "SUBSIDIARY" has the meaning ascribed thereto in the SECURITIES ACT (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Harvest or Viking, as the case may be);

(eeeee)   "SUPERIOR   PROPOSAL"   has  the   meaning   set  forth  in   Section
          3.4(b)(v)(A);

(fffff) "TAX" or "TAXES" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Harvest or Viking (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(ggggg) "TAX RETURNS" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(hhhhh)   "TSX" means the Toronto Stock Exchange;

(iiiii) "U.S. SECURITIES ACT" means the UNITED STATES SECURITIES ACT OF 1933, as amended;

(jjjjj) "U.S. SECURITIES LAWS" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

(kkkkk) "VHI" means Viking Holdings Inc., a corporation incorporated under the ABCA;

(lllll) "VHT" means Viking Holdings Trust, a trust established under the laws of the Province of Alberta pursuant to a trust indenture dated October 24, 1997, as amended and restated;

(mmmmm) "VHT TRUST INDENTURE" means the Amended and Restated Trust Indenture dated as of July 1, 2004 and as amended and restated as of May 1, 2005 between BJORN, in its capacity as trustee of VHT and Viking, as the sole holder of trust units of VHT, as may be amended, supplemented or restated from time to time;

(nnnnn) "VIKING" means Viking Energy Royalty Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to a trust indenture dated November 5, 1996, as amended and restated effective July 1, 2003;

(ooooo) "VIKING ADMINISTRATION AGREEMENT" means the administration agreement dated as of July 1, 2003 between VHI and the Viking Trustee, as may be amended, supplemented or restated from time to time;

(ppppp) "VIKING AWARDS" shall have the meaning ascribed thereto in the Viking Information Circular;

(qqqqq) "VIKING BALANCE SHEETS" has the meaning ascribed thereto in Section 5.2(p);

(rrrrr) "VIKING BOARD OF DIRECTORS" means the board of directors of VHI as it may be comprised from time to time;

(sssss) "VIKING CREDIT FACILITIES" shall mean the credit facilities described in the Viking Information Circular under the heading "Information Concerning Viking Energy Royalty Trust - External Debt - Credit Facilities";

(ttttt)   "VIKING DAMAGES EVENT" has the meaning set forth in Section 7.2;

(uuuuu) "VIKING 6.4% DEBENTURES" means the 6.40% convertible unsecured subordinated debentures issued on October 20, 2005 pursuant to the Viking 6.40% Debenture Indenture;

(vvvvv) "VIKING 6.40% DEBENTURE INDENTURE SUPPLEMENT" means the supplement to the Viking 10.5% Debenture Indenture dated October 20, 2005 governing the terms of the 6.40% Debentures;

(wwwww) "VIKING 10.5% DEBENTURES" means the 10.5% extendible convertible unsecured subordinated debentures issued on January 15, 2003 pursuant to the Viking 10.5% Debenture Indenture;

(xxxxx) "VIKING 10.5% DEBENTURE INDENTURE" means the trust indenture dated as of January 15, 2003 between Viking and the Viking Debenture Trustee governing the terms of the Viking 10.5% Debentures together with the supplemental indenture thereto;

(yyyyy) "VIKING DEBENTURES" means the Viking 6.40% Debentures and the Viking 10.5% Debentures;

(zzzzz)   "VIKING  DEBENTURE   INDENTURE"  means  the  Viking  6.40%  Debenture
          Indenture Supplement and the Viking 10.5% Debenture Indenture;

(aaaaaa)  "VIKING  DEBENTURE  TRUSTEE"  means  Computershare  Trust  Company of
          Canada;

(bbbbbb) "VIKING DISCLOSURE LETTER" means the disclosure letter dated November 28, 2005 from Viking and VHI to Harvest;

(cccccc)  "VIKING  DRIP"  means  the  premium  distribution(TM),   distribution
          reinvestment and optional unit purchase plan of Viking;

(dddddd) "VIKING EMPLOYEES" means the employees of, and consultants to, Viking or its Subsidiaries;

(eeeeee)  "VIKING  EMPLOYMENT   AGREEMENTS"  means  the  employment  agreements
          between VHI and each of its senior officers;

(ffffff) "VIKING FINANCIAL STATEMENTS" means, collectively, the audited comparative consolidated financial statements of Viking as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Viking as at and for the nine months ended September 30, 2005;

(gggggg) "VIKING INFORMATION CIRCULAR" means the management proxy circular of Viking to be sent by Viking to the Viking Unitholders in connection with the Viking Meeting, which, unless otherwise determined by Harvest and Viking, shall be part of a joint information circular which shall also be sent to Harvest Securityholders in connection with the Harvest Meeting;

(hhhhhh) "VIKING INFORMATION" means the information included in the Viking Information Circular describing Viking and its business, operations and affairs and the matters to be considered at the Viking Meeting;

(iiiiii) "VIKING MANAGEMENT AGREEMENT" means the Management Agreement dated as of July 1, 2003 as amended and restated as of May 1, 2005 among VHI, VHT and various subsidiaries of Viking as may be amended, supplemented and restated from time to time;

(jjjjjj) "VIKING NPI" means the 99% net profit interest in the resource properties of VHI, other than the resource properties covered by the EHT NPI #1, EHT NPI #2, VHT NPI #1 and VHT NPI #2 (as such terms are defined in the Plan of Arrangement), to be granted by VHI to Harvest following the completion of the Arrangement;

(kkkkkk) "VIKING MATERIAL AGREEMENTS" means, collectively, the Viking Administration Agreement, the Viking Management Agreement, the Viking Trust Indenture; the OLAF 1 Royalty Agreement, the OLAF 2 Royalty Agreement, the VHT Trust Indenture, the ERIK Trust Indenture and the OLAF Partnership Agreement;

(llllll) "VIKING MEETING" means the special meeting of Viking Unitholders to be held to consider the Merger Resolution and related matters, and any adjournment(s) thereof;

(mmmmmm) "VIKING PARTIES" means, collectively and taken as a whole, Viking, VHI, VHT, BJORN, ERIK and OLAF, each a direct or indirect wholly-owned Subsidiary of Viking, and "Viking Party" means any one of them;

(nnnnnn)  "VIKING PLANS" has the meaning ascribed thereto in Section 5.2(x);

(oooooo)  "VIKING REPORT" has the meaning ascribed thereto in Section 5.2(cc);

(pppppp) "VIKING RIGHTS" shall have the meaning ascribed thereto in the Viking Information Circular;

(qqqqqq)  "VIKING SECURITIES" means the Viking Units;

(rrrrrr) "VIKING TRUST INDENTURE" means the Amended and Restated Trust Indenture dated as of July 1, 2003 between the Viking Trustee and VHI, as may be amended, supplemented or restated from time to time;

(ssssss) "VIKING TRUSTEE" means Computershare Trust Company of Canada, in its capacity as the trustee under the Viking Trust Indenture;

(tttttt) "VIKING UNITHOLDERS" means the holders from time to time of Viking Units; and

(uuuuuu)  "VIKING UNITS" means the trust units of Viking.

1.2             INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

                The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including SCHEDULE A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3             NUMBER, ETC.

                Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4             DATE FOR ANY ACTION

                If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5             ENTIRE AGREEMENT

                This Agreement and the Confidentiality Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof including, without limitation, the Pre-Arrangement Agreement.

1.6             CURRENCY

                All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7             ACCOUNTING MATTERS

                Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("GAAP") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8             DISCLOSURE IN WRITING

                Reference to disclosure in writing herein shall, in the case of disclosure to Harvest, include disclosure to Harvest or its representatives, or in the case of disclosure to Viking, include disclosure to Viking or its representatives.

1.9             INTERPRETATION NOT AFFECTED BY PARTY DRAFTING

                The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10            TRUST POWER AND CAPACITY

                In this Agreement references to the power and capacity of Harvest and Viking, as the case may be, are deemed to be references to that of the Harvest Trustee and the Viking Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the Harvest Trust Indenture and Viking Trust Indenture, respectively.

1.11            SCHEDULES

                The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

                A - PLAN OF ARRANGEMENT


                                   ARTICLE 2
                                THE ARRANGEMENT

2.1             PLAN OF ARRANGEMENT

                Each of Harvest and HOC on the one hand and Viking and VHI on the other hand will forthwith jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Harvest Meeting and the Viking Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Merger Resolution and the other matters to be considered at the Harvest Meeting and the Viking Meeting. Provided all necessary approvals for the Merger Resolution are obtained from the Harvest Securityholders and the Viking Unitholders, each of Harvest and HOC on the one hand and Viking and VHI on the other hand shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, each of Harvest and HOC on the one hand and Viking and VHI on the other hand shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality. Each of the Parties agree that, in the event the Interim Order is not obtained on terms reasonably satisfactory to each of the Parties, or the Parties otherwise determine, after consultation with their respective legal, tax and financial advisors, that it would be advisable to complete the transactions contemplated hereunder (including in the Plan of Arrangement) by means other than a plan of arrangement under the ABCA, such transactions shall be carried out as so determined and the Parties shall amend and restate this Agreement to provide for the completion of such transactions by such other means on substantially the same terms and conditions as contained herein.

2.2             INTERIM ORDER

                The Interim Order shall provide that:

(a)       for the purpose of the Harvest Meeting:

          (i) the securities of Harvest for which holders shall be entitled to vote on the Merger Resolution shall be the Harvest Units and the Harvest Exchangeable Shares;

          (ii) the Harvest Unitholders and the Harvest Exchangeable Shareholders shall be entitled to vote on the Merger
                  Resolution and the other matters to be considered at the Harvest Meeting together as a single class, and not as separate classes, with each Harvest Unitholder being entitled to one vote for each Harvest Unit held by such holder and each Harvest Exchangeable Shareholder being entitled to one vote for each Harvest Exchangeable Share held by such holder; and

          (iii) the requisite majority for the approval of the Merger Resolution shall be two-thirds of the votes cast by the Harvest Securityholders present in person or by proxy at the Harvest Meeting, voting together as a single class, and not as separate classes;

(b)       for the purpose of the Viking Meeting:

          (i) the securities of Viking for which holders shall be entitled to vote on the Merger Resolution shall be the Viking Units;

          (ii) the Viking Unitholders shall be entitled to vote on the Merger Resolution as a single class with each Viking Unitholder being entitled to one vote for each Viking Unit held by such holder; and

          (iii) the requisite majority for the approval of the Merger Resolution shall be two-thirds of the votes cast by the Viking Unitholders present in person or by proxy at the Viking Meeting.


2.3             INFORMATION CIRCULARS AND MEETINGS

(a) As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws:

          (i)     Harvest and HOC shall:

                  (A) prepare the Harvest Information Circular and cause such circular to be mailed to the Harvest Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

                  (B)   convene the Harvest Meeting; and

          (ii)    Viking and VHI shall:

                  (A) prepare the Viking Information Circular and cause such circular to be mailed to the Viking Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

                  (B)   convene the Viking Meeting.

2.4             MFCORP

(a) Prior to the Effective Date, Harvest shall cause a new corporation to be incorporated under the ABCA ("MFCORP"). MFCorp shall have such provisions included in its articles of incorporation as may be agreed by Harvest and Viking, acting reasonably. Prior to the Effective Time, Harvest shall not cause or permit MFCorp to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or
          (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Viking.

2.5             EMPLOYEES

(a) Unless otherwise agreed between Viking and Harvest, the employment of all Viking Employees and Harvest Employees (other than the Harvest Departing Officers and David Rain) (the "CONTINUING EMPLOYEES") will be continued by HOC or VHI, or one of their Subsidiaries, as the case may be. Continuing Employees, unless their employment is terminated, shall continue their employment on terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.

(b) Harvest and Viking shall agree, acting reasonably, on retention plans for the Viking Employees and the Harvest Employees (the "RETENTION BONUS PLANS").

(c) The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of their respective unit incentive plans and executive and employee (if applicable) employment and "change of control" agreements and that all unit awards will be accelerated thereunder. The Parties agree that, upon approval of the Arrangement by the Viking Unitholders and the Harvest Unitholders, and prior to the Effective Date, all outstanding entitlements under such unit incentive plans shall be paid in applicable trust units that will participate in the Arrangement on the same basis as the existing Harvest Units and Viking Units, as applicable, or, at the option of the Harvest Board of Directors or the Viking Board of Directors, as applicable, the cash equivalent thereof.

(d)       The Harvest Disclosure Letter sets forth:

          (i) all obligations of Harvest pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Harvest incentive plan, arising out of or in connection with the Transaction (collectively, the "HARVEST CHANGE OF CONTROL PAYMENTS");

          (ii) the maximum amount of employee bonuses payable by Harvest to the Harvest Employees in respect of the 2005 year (the "HARVEST 2005 BONUSES"), which amount is consistent with Harvest's existing bonus policies; and

          (iii) the maximum amount of 2006 salary adjustments for the Harvest Employees, which adjustments shall be effective as of January 1, 2006.

(e)       The Viking Disclosure Letter sets forth:

          (i) all obligations of Viking pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Viking incentive plan, arising out of or in connection with the Transaction (collectively, the "VIKING CHANGE OF CONTROL PAYMENTS");

          (ii) the maximum amount of employee bonuses payable by Viking to the Viking Employees in respect of the 2005 year (the "VIKING 2005 BONUSES"), which amount is consistent with Viking's existing bonus policies; and

          (iii) the maximum amount of 2006 salary adjustments for Viking employees, which adjustments shall be effective as of January 1, 2006.

(f) The Harvest Change of Control Payments and Viking Change of Control Payments shall be paid as soon as is reasonably practicable following the Effective Date. The Harvest 2005 Bonuses and Viking 2005 Bonuses shall vest on a date prior to the Effective Date to be determined by Harvest and Viking, acting reasonably, and shall be paid on or before January 31, 2006.

2.6             COMPLETION OF TRANSACTIONS

                Harvest  shall  cause  MFCorp  to  complete  the   transactions
contemplated herein and in the Plan of Arrangement.

2.7             EFFECTIVE DATE

                The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about February 3, 2006 or as soon thereafter as reasonably practicable and in any event by March 31, 2006.

2.8             UNITED STATES TAX CONSIDERATIONS

                The Parties intend that the series of transactions contemplated in Sections 3.1(aaa) through 3.1(iii) (but excluding Section 3.1(ddd)) of the Plan of Arrangement ("COMBINATION TRANSACTIONS"), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a "reorganization" within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the "CODE"). This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation
Section 1.368-2(g). Each Party agrees that it shall (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes, (b) treat the Combination Transactions as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to Viking and the Viking Unitholders.

2.9             POST-CLOSING WIND-UP

                Provided the Arrangement is completed, Harvest shall completely dissolve and liquidate Viking, MFCorp, HST, ERIK and VHT as soon as reasonably practicable after the Effective Date and in any event within twelve (12) months following the Effective Date, and Harvest shall cause each of Viking, MFCorp, HST, ERIK and VHT not to engage in any business following the Effective Date.

2.10            REDEMPTION OF HARVEST EXCHANGEABLE SHARES

                All Harvest Exchangeable Shares outstanding following the Effective Date shall be redeemed as soon as reasonably practicable following the Effective Date and, in connection therewith, Harvest or one of its Subsidiaries (other than HOC) shall exercise the overriding redemption call right held by Harvest pursuant to the rights, privileges, restrictions and conditions attached to the Harvest Exchangeable Shares.

2.11            VIKING NPI

                As soon as is reasonably practicable following the Effective Date, VHI will grant the Viking NPI to Harvest.


                                   ARTICLE 3
                                   COVENANTS

3.1             COVENANTS OF HARVEST AND HOC

                From November 28, 2005 until the Effective Date or termination of this Agreement, except with the prior written consent of Viking (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) Harvest's affairs and the business of HOC and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Harvest shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of its outstanding trust units or the Harvest Exchangeable Shares other than regular monthly cash distributions on the Harvest Units of an amount equal to $0.35 per Harvest Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Harvest or any of its Subsidiaries (other than to Harvest or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of Harvest (other than on exercise of currently outstanding Harvest Exchangeable Shares, Harvest Awards or Harvest Rights or to employees hired after November 28, 2005

          (in a manner consistent with past practice) or pursuant to the Harvest DRIP or the Harvest Debentures); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the Harvest Trust Indenture; (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Harvest; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Harvest will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $1 million individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $2 million individually or $25 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Harvest disclosed to Viking prior to November 28, 2005; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement;
          (iv) reorganize, amalgamate, merge or otherwise continue Harvest or any of its Subsidiaries with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Harvest, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer, with an acquisition cost in excess of $100 million in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $100 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Harvest Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) except as permitted by Section 2.5, neither Harvest nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) except as permitted by Section 2.5, Harvest shall not, and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase;
          (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Harvest Rights or as is necessary to comply with Applicable Laws the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Harvest or any of its Subsidiaries or any other party not at arm's length to Harvest or any of its Subsidiaries;

(f) Harvest shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) no amendments shall be made to outstanding Harvest Rights or Harvest Awards except as shall be described in the Harvest Information Circular or as otherwise agreed to between Viking and Harvest;

(h) each of Harvest and HOC shall use its commercially reasonable efforts to cause the resignation of all of the Harvest Departing Officers at the Effective Time (and for such officers to provide releases in form and substance satisfactory to Viking and Harvest, each acting reasonably);

(i) Harvest shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(j) Harvest shall promptly notify Viking in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Harvest threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Harvest in this Agreement
          which   change  is  or  may  be  of  such  a  nature  to  render  any representation or warranty misleading or untrue in any material respect and Harvest shall in good faith discuss with Viking any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Harvest, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Viking pursuant to this provision;

(k) Harvest shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(l) Harvest shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Viking on or prior to the Effective Date;

(m) Harvest shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and
          6.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Harvest;

(n) Harvest shall provide notice to Viking of the Harvest Meeting and allow Viking's representatives to attend such meeting;

(o) subject to compliance by Viking with Section 3.2(q), Harvest will ensure that the Harvest Information Circular provides Harvest Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Viking Information in the Harvest Information Circular in the form approved by Viking and shall include or incorporate by reference, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws;
          (ii) the unanimous determination of the Harvest Board of Directors that the Arrangement is fair to Harvest Securityholders and is in the best interests of Harvest and Harvest Securityholders, and include the unanimous recommendation of the Harvest Board of Directors that the Harvest Securityholders vote in favour of the Merger Resolution; and (iii) the fairness opinion of Harvest's financial advisor that the Arrangement is fair, from a financial point of view, to Harvest Securityholders; provided that, notwithstanding the covenants of Harvest in this subsection, prior to the completion of the Arrangement, the Harvest Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Harvest Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.2;

(p) Harvest will assist Viking in the preparation of the Viking Information Circular and provide to Viking, in a timely and expeditious manner, all information as may be reasonably requested by Viking with respect to Harvest for inclusion in the Viking Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Viking to meet the standard referred to in Section 3.2(p) with respect to Harvest, the Arrangement and the transactions to be considered at the Viking Meeting;

(q) Harvest shall indemnify and save harmless Viking and the directors, officers and agents of Viking and VHI, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Viking or VHI, or any director, officer or agent thereof, may be subject or which Viking or VHI, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

          (i) any misrepresentation or alleged misrepresentation in the Harvest Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

          (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Harvest Information Circular or in any material filed by or on behalf of Harvest in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Harvest Units; and

          (iii) Harvest not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

          except that Harvest shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Viking Information included in the Harvest Information Circular or the negligence of Viking;

(r) except for proxies and other non-substantive communications with securityholders, Harvest will furnish promptly to Viking or Viking's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Harvest in connection with: (i) the Arrangement; (ii) the Harvest Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(s) Harvest shall solicit proxies to be voted at the Harvest Meeting in favour of matters to be considered at the Harvest Meeting, including the Merger Resolution;

(t)       Harvest  shall  conduct the Harvest  Meeting in  accordance  with the
          Harvest Trust Indenture and any instrument governing the Harvest Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Laws;

(u) Harvest will make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, required to be made on the part of Harvest in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(v) Harvest will use its reasonable commercial efforts to obtain approval for the listing of (i) the Harvest Units issuable pursuant to the Arrangement and (ii) the additional Harvest Units to be reserved for issuance pursuant to the Harvest Unit Award Incentive Plan (as shall be further described in the Harvest Information Circular) and will cooperate with Viking in making application for the substitutional listing on the TSX of the Viking Debentures which shall be assumed by Harvest under the Plan of Arrangement;

(w) in the event that dissent rights are given to Harvest Securityholders under the terms of the Interim Order, Harvest shall promptly advise Viking of the number of Harvest Securities for which Harvest receives notices of dissent or written objections to the Arrangement and provide Viking with copies of such notices and written objections;

(x)       Harvest shall take all commercially reasonable actions to give effect
          to  the   transactions   contemplated   by  this  Agreement  and  the
          Arrangement.

3.2             COVENANTS OF VIKING AND VHI

                From November 28, 2005 until the Effective Date or termination of this Agreement, except with the prior written consent of Harvest (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) Viking's affairs and the business of VHI and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Viking shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of its outstanding trust units other than regular monthly cash distributions on the Viking Units of an amount equal to $0.12 per Viking Unit;
          (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Viking or any of its Subsidiaries (other than to Viking or any of its Subsidiaries), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of Viking (other than on exercise of currently outstanding Viking Awards or Viking Rights, to employees hired after November 28, 2005 (in a manner consistent with past practice) or pursuant to the Viking DRIP or the Viking Debentures); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the Viking Trust Indenture; (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Viking; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Viking will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $1 million individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $2 million individually or $25 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Viking disclosed to Harvest prior to November 28, 2005; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement;
          (iv) reorganize, amalgamate, merge or otherwise continue Viking or any of its Subsidiaries with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Viking, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $100 million in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $100 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Viking Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) except as permitted by Section 2.5, neither Viking nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) except as permitted by Section 2.5, Viking shall not and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Viking Rights or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Viking or any of its Subsidiaries or any other party not at arm's length to Viking or any of its Subsidiaries;

(f) Viking shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) no amendments shall be made to outstanding Viking Rights or Viking Awards without the prior written consent of Harvest;

(h) each of Viking and VHI shall use its commercially reasonable efforts to cause the resignation of all of the directors of VHI at the Effective Time (and for such directors to provide releases in form and substance satisfactory to Harvest and Viking, each acting reasonably);

(i) Viking and VHI shall use its commercially reasonable efforts to ensure that all outstanding Viking Rights are either exercised, terminated, expired or surrendered prior to the Effective Time provided that Viking and VHI shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Viking Rights without the prior written consent of Harvest, except to permit the early vesting of Viking Rights and to cause the cancellation, termination, expiry or surrender of the Viking Rights prior to the Effective Time without payment therefor;

(j) Viking shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) Viking shall promptly notify Harvest in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Viking threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Viking in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Viking shall in good faith discuss with Harvest any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Viking, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Harvest pursuant to this provision;

(l) Viking shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(m) Viking shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Harvest on or prior to the Effective Date;

(n) Viking shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and
          6.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Viking;

(o) Viking shall provide notice to Harvest of the Viking Meeting and allow Harvest's representatives to attend such meeting;

(p) subject to compliance by Harvest with Section 3.1(p), Viking will ensure that the Viking Information Circular provides Viking Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Harvest Information in the Viking Information Circular in the form approved by Harvest and shall include or incorporate by reference, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Viking Board of Directors that the Arrangement is fair to Viking Unitholders and is in the best interests of Viking and Viking Unitholders, and include the unanimous recommendation of the Viking Board of Directors that the Viking Unitholders vote in favour of the Merger Resolution; and (iii) the fairness opinion of Viking's financial advisor that the Arrangement is fair, from a financial point of view, to Viking Unitholders; provided that, notwithstanding the covenants of Viking in this subsection, prior to the completion of the Arrangement, the Viking Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Viking Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.1,

(q) Viking will assist Harvest in the preparation of the Harvest Information Circular and provide to Harvest, in a timely and expeditious manner, all information as may be reasonably requested by Harvest with respect to Viking for inclusion in the Harvest Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Harvest to meet the standard referred to in Section 3.1(o) with respect to Viking, the Arrangement and the transactions to be considered at the Harvest Meeting;

(r) Viking shall indemnify and save harmless Harvest and the directors, officers and agents of Harvest and HOC, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Harvest or HOC, or any director, officer or agent thereof, may be subject or which Harvest or HOC, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

          (i) any misrepresentation or alleged misrepresentation in the Viking Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

          (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Viking Information Circular or in any material filed by or on behalf of Viking in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Viking Units; and

          (iii) Viking not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

          except that Viking shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Harvest Information included in the Viking Information Circular or the negligence of Harvest;

(s) except for proxies and other non-substantive communications with securityholders, Viking will furnish promptly to Harvest or Harvest's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Viking in connection with: (i) the Arrangement; (ii) the Viking Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(t) Viking shall solicit proxies to be voted at the Viking Meeting in favour of matters to be considered at the Viking Meeting, including the Merger Resolution;

(u) Viking shall conduct the Viking Meeting in accordance with the Viking Trust Indenture and any instrument governing the Viking Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(v) Viking will make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, required to be made on the part of Viking in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(w) in the event that dissent rights are given to Viking Unitholders under the terms of the Interim Order, Viking shall promptly advise Harvest of the number of Viking Units for which Viking receives notices of dissent or written objections to the Arrangement and provide Harvest with copies of such notices and written objections;

(x) prior to the Effective Date, Viking will cooperate with Harvest in making application to list the Harvest Units issuable pursuant to the Arrangement and the Amended Incentive Plans on the TSX and on the NYSE; and

(y)       Viking shall take all commercially  reasonable actions to give effect
          to  the   transactions   contemplated   by  this  Agreement  and  the
          Arrangement.

3.3             MUTUAL COVENANTS REGARDING THE ARRANGEMENT

                From the date hereof until the Effective Date, each of Harvest, HOC, Viking and VHI will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)       to,  on  or  before  the  Effective  Date,  cause   confirmations  of
          employment to be made to the Continued Employees;

(c) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d) to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Harvest and Viking will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of HOC and VHI, subject in all cases to the Confidentiality Agreement;

(e) reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders;

(f) use their reasonable commercial efforts to cause the mailing of the Information Circular to their respective securityholders (the "MAILING DATE") to occur as soon as reasonably practicable following the date hereof and in any event by February 15, 2006; and

(g) use their reasonable commercial efforts to continue the listing on the NYSE of the outstanding Harvest Units and to obtain the approval of the NYSE for the additional listing as of the Effective Date of the Harvest Units issuable pursuant to (i) the Arrangement, (ii) the Harvest Unit Award Incentive Plan, (iii) the Harvest Trust Unit Rights Incentive Plan and (iv) the Viking Debentures.

3.4             MUTUAL COVENANTS REGARDING NON-SOLICITATION

(a) Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

          (i)     solicit,  facilitate,  initiate or encourage any  Acquisition
                  Proposal;

          (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

          (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

          (iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

          provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

          (v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

                  (A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "SUPERIOR PROPOSAL"); and

                  (B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

          (vi) comply with Section 172 of the SECURITIES ACT (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

          (vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in
                  Section 3.4(c) and terminates this Agreement in accordance with Section 9.1(e) or Section 91(f), as applicable, and concurrently therewith pays the amount required by Section
                  7.1 or 7.2, as applicable, to the other Party.

(c) Each Party in receipt of a Superior Proposal (a "RECEIVING PARTY") shall give the other Party (the "RESPONDING PARTY"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this agreement and the Arrangement to provide that the holders of the Harvest Securities or Viking Units, as applicable, (the "RECEIVING PARTY SECURITIES") shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "CONFIDENTIAL INFORMATION" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Harvest shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and Viking shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5             PROVISION OF INFORMATION; ACCESS

(a) From and after the date hereof, Viking shall provide Harvest and its representatives access, during normal business hours and at such other time or times as Harvest may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Harvest all information concerning its business, properties and personnel as Harvest may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Harvest to be in a position to expeditiously and efficiently integrate the business and operations of each of Viking and Harvest immediately upon but not prior to the Effective Date. Without limitation, representatives of Harvest will be permitted to attend any operations meetings of Viking. Viking agrees to keep Harvest fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Viking.
          Viking shall confer with and obtain Harvest's approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

(b) From and after the date hereof, Harvest shall provide Viking and its representatives access, during normal business hours and at such other time or times as Viking may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Viking all information concerning its business, properties and personnel as Viking may reasonably request, which information shall remain subject to the Confidentiality
          Agreement, in order to permit Viking to be in a position to expeditiously and efficiently integrate the business and operations of each of Viking and Harvest immediately upon but not prior to the Effective Date. Without limitation, representatives of Viking will be permitted to attend any operations meetings of Harvest. Harvest agrees to keep Viking fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Harvest. Harvest shall confer with and obtain Viking's approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involving in its business.


                                   ARTICLE 4
                         AMENDMENTS TO INCENTIVE PLANS

4.1             AMENDMENTS TO INCENTIVE PLANS

Subject to receipt of all necessary approvals, Harvest will adopt the amendments to the Harvest Unit Award Incentive Plan as further described in the Harvest Information Circular, together with such additional amendments to the Harvest Unit Award Incentive Plan and Harvest Trust Unit Rights Incentive Plan as may be agreed between Harvest and Viking, acting reasonably.


                                   ARTICLE 5
                         REPRESENTATIONS AND WARRANTIES

5.1             REPRESENTATIONS AND WARRANTIES OF HARVEST

                Harvest and HOC hereby jointly and severally make the representations and warranties set forth in this Section 5.1 to and in favour of Viking and VHI and acknowledge that each of Viking and VHI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) ORGANIZATION AND QUALIFICATION. Each of Harvest, HBT1, HBT2 and HST is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Each of BRP, REP and Hay River is a partnership duly created and validly existing under the Laws of the Province of Alberta, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of each of BRP, REP and Hay River as now conducted by each of BRP, REP and Hay River. HOC is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Harvest Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Harvest Parties. Copies of the constating documents of the Harvest Parties (including the Harvest Material Agreements) provided to VHI, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) AUTHORITY RELATIVE THIS AGREEMENT. HOC has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Harvest, as applicable, and each of Harvest and HOC has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Harvest and HOC of the Arrangement have been duly authorized by the Harvest Board of Directors and, subject to the requisite approval of the Harvest Unitholders, no other proceedings on the part of Harvest or HOC are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Harvest and HOC and constitutes a legal, valid and binding obligation of each of Harvest and HOC enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)       SUBSIDIARIES.  Harvest has no  Subsidiaries  (other than the Material
          Subsidiaries) that are material to its business, operation or financial condition.

(d) NO VIOLATIONS. Except as disclosed to Viking in writing prior to November 28, 2005, or as contemplated by this Agreement:

          (i) neither the execution and delivery of this Agreement by Harvest and HOC nor the consummation of the Arrangement nor compliance by the Harvest Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Harvest Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Harvest Material

                  Agreements or the articles, by-laws, shareholder agreements or other constating document of any Harvest Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Harvest Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Harvest Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Harvest Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Harvest Parties taken as a whole, or significantly impede the ability of the Harvest Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Harvest Parties; and

          (ii)    other  than in  connection  with or in  compliance  with  the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Harvest Unitholders, (A) there is no legal impediment to the Harvest Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Harvest Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Harvest Parties, or significantly impede the ability of the Harvest Parties to consummate the Arrangement.

(e) LITIGATION. There are no actions, suits or proceedings in existence or pending or, to the knowledge of HOC, threatened or for which there is a reasonable basis, affecting or that would affect the Harvest Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Harvest Parties which, if successful, would have a Material Adverse Effect on the Harvest Parties, or would significantly impede the ability of the Harvest Parties to consummate the Arrangement.

(f) TAXES, ETC. Except as disclosed in writing to Viking prior to November 28, 2005:

          (i) All Tax Returns required to be filed by or on behalf of any Harvest Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Harvest Parties with respect to items or periods covered by such Tax Returns;

          (ii) Harvest has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

          (iii) for all periods ended on and after December 31, 2004, Viking has been furnished by Harvest true and complete copies of:
                  (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by any Harvest Party or on behalf of any Harvest Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Harvest Party;

          (iv) no material deficiencies exist or have been asserted with respect to Taxes of Harvest or any of its Subsidiaries;

          (v) none of Harvest or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Harvest and HOC, has such an event been asserted or threatened against Harvest or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Harvest Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Harvest or its Material Subsidiaries. No audit by tax authorities of Harvest or its Material Subsidiaries is in process or pending, to the knowledge of Harvest except for the audit of 2003 and 2002 federal income tax returns of HOC as previously disclosed to Viking; and

          (vi) Harvest has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of Harvest and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Harvest or its Material Subsidiaries.

(g) REPORTING ISSUER STATUS. (i) Harvest is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Harvest Units, the Harvest 6.5% Debentures, the Harvest 8% Debentures and the Harvest 9% Debentures are listed and posted for trading on the TSX; and (ii) the Harvest Units are registered under
          Section 12 of the UNITED STATES SECURITIES EXCHANGE ACT of 1934, as amended, and Harvest is in material compliance with all applicable U.S. Securities Laws. The Harvest Units are listed and posted for trading on the NYSE.

(h) CAPITALIZATION. As of the date hereof, the authorized capital of Harvest consists of an unlimited number of Harvest Units and an unlimited number of Special Voting Units (as defined in the Harvest Trust Indenture). As of December 15, 2005 there were issued and outstanding approximately 52,732,000 Harvest Units and one Special Voting Unit. Other than (i) the Harvest Rights and 1,575,000 Harvest Units reserved for issuance pursuant to the Harvest Rights under Harvest's Trust Unit Rights Incentive Plan, (ii) the Harvest Awards and 36,000 Harvest Units which may be issued upon the payment of Harvest Awards made under Harvest's Unit Award Incentive Plan, (iii) the Harvest Exchangeable Shares and 215,000 Harvest Units which may be issued upon exercise of the Harvest Exchangeable Shares, (iv) Harvest Units which may be issued pursuant to the Harvest DRIP, and
          (v) the Harvest Debentures and the Harvest Units which may be issued upon the conversion, redemption or maturity of, or interest payments on, the Harvest Debentures (the securities listed in subsections 5.1(h)(i) through (v) are collectively, the "HARVEST SECURITIES INSTRUMENTS"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Harvest of any securities of Harvest (including Harvest Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Harvest (including Harvest Units). All outstanding Harvest Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Harvest Units issuable pursuant to the Harvest Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) OWNERSHIP OF SUBSIDIARIES. As of the date hereof, Harvest is the beneficial direct or indirect owner of all of the outstanding shares, partnership units and trust units, as applicable, of the Harvest Parties (other than Harvest) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Harvest's credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Harvest Parties (other than Harvest) of any securities of the Harvest Parties (other than Harvest) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Harvest Parties (other than Harvest). All outstanding securities of the Harvest Parties (other than Harvest) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) NO ORDERS. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Harvest Units, the Harvest Debentures or any other securities of Harvest has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Harvest and HOC, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k) MATERIAL AGREEMENTS. There are no agreements material to the conduct of the Harvest Parties' affairs or businesses, as applicable, and HOC, except for those agreements disclosed in the Public Record, disclosed in writing to Viking prior to November 28, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Harvest Party that is a party thereto is not in material default under any such agreements.

(l) FILINGS. Harvest has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. HOC will deliver to VHI, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Harvest with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Viking Parties, as to which Harvest and HOC make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) NO MATERIAL ADVERSE CHANGE. Since January 1, 2005, other than as disclosed in the Public Record, (i) the Harvest Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Harvest, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Harvest Parties taken as a whole.

(n) BOOKS AND RECORDS. The records and minute books of the Harvest Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) REPORTS. As of their respective dates, (i) the Harvest Financial Statements, (ii) Harvest's Renewal Annual Information Form dated March 30, 2005 (including all documents incorporated by reference therein), (iii) Harvest's information circular and proxy statement dated March 16, 2005, (iv) all Harvest press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (v) all prospectuses or other offering documents used by Harvest in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Harvest Financial Statements and other financial statements of Harvest included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Harvest's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Harvest on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Harvest on a consolidated basis. There has been no material change in Harvest accounting policies, except as described in the notes to the Harvest Financial Statements, since January 1, 2005.

(p) ABSENCE OF UNDISCLOSED LIABILITIES. The Harvest Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

          (i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Harvest Financial Statements (the "HARVEST BALANCE SHEETS");

          (ii) those incurred in the ordinary course of business and not required to be set forth in the Harvest Balance Sheets under GAAP;

          (iii) those incurred in the ordinary course of business since the dates of the Harvest Balance Sheets and consistent with past practice; and

          (iv) those incurred in connection with the execution of this Agreement.

(q) ENVIRONMENTAL. Except as disclosed in writing to Viking prior to November 28, 2005 or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Harvest Party, nor has any Harvest Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on

          Harvest. All operations of the Harvest Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Harvest Parties, taken as a whole. The Harvest Parties are not subject to nor are Harvest or HOC aware of:

          (i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

          (ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Harvest Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Harvest Parties.

(r) TITLE. Although they do not warrant title, except as disclosed in writing to Viking prior to November 28, 2005, neither Harvest nor HOC has any knowledge or is aware of any defects, failures or impairments in the title of the Harvest Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Harvest Parties; or (iii) the current consolidated cash flow of the Harvest Parties.

(s) LICENCES. Except as disclosed in the Public Record, each of the Harvest Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Harvest Parties.

(t) COMPLIANCE WITH LAWS. Each of the Harvest Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Harvest Parties or on the ability of the Harvest Parties to consummate the Arrangement.

(u) LONG TERM AND DERIVATIVE TRANSACTIONS. Except as disclosed in the Public Record or as disclosed to Viking, none of the Harvest Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) FAIRNESS OPINION. The Harvest Board of Directors has received a written opinion as of December 21, 2005 from National Bank Financial Inc. that the consideration to be provided by Harvest to the Viking Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Harvest Unitholders.

(w) INVESTMENT CANADA ACT. Harvest is a "Canadian" within the meaning of the INVESTMENT CANADA ACT (Canada).

(x) EMPLOYEE BENEFIT PLANS. Harvest has made available to Viking true, complete and correct copies of each employee benefits plan (the "HARVEST PLANS") covering active, former or retired employees of the Harvest Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Harvest Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Harvest Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Harvest and HOC, there are no pending or anticipated material claims against or otherwise involving any of the Harvest Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Harvest Plan activities) has been brought against or with respect to any Harvest Plan; (v) all material contributions, reserves or premium payments required to be made to the Harvest Plans have been made or provided for; and (vi) no Harvest Party has any material obligations for retiree health and life benefits under any Harvest Plan.

(y) INSURANCE. Policies of insurance are in force as of the date hereof naming a Harvest Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Harvest Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(z) INDEBTEDNESS TO AND BY OFFICERS, DIRECTORS AND OTHERS. None of the Harvest Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Harvest Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Harvest Parties.

(aa) NO LIMITATION. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Harvest Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Harvest Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Harvest Party from engaging in this business or from competing with any Person or in any geographic area.

(bb) GUARANTEES AND INDEMNIFICATION. Other than as disclosed in writing to Viking, no Harvest Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Harvest Party.

(cc) INFORMATION TO INDEPENDENT ENGINEER. Harvest and HOC have no reason to believe that (i) the report prepared by McDaniel, GLJ and PLA (collectively, the "INDEPENDENT RESERVES EVALUATORS") dated January 1, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries as of December 31, 2004 (the "HARVEST Report"); (ii) the report prepared by Sproule Associates Limited dated March 31, 2005 and effective as at March 31, 2005, evaluating the certain crude oil, natural gas liquids and natural gas reserves attributable to certain properties of Nexen Inc. acquired by Harvest (the "SPROULE REPORT"); and (iii) if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Harvest Information Circular, whether in addition to or as a replacement for the reports referred to in clauses (i) through (iii); was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Harvest and HOC have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Harvest (or, to its knowledge, Nexen Inc.) has provided to each of the Independent Reserves Evaluators and Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Harvest Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the Harvest Parties' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd) NO INSIDER RIGHTS. No director, officer, insider or other party not at arm's length to any Harvest Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Harvest Party.

(ee) DISCLOSURE. The data and information in respect of the Harvest Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Harvest to or on behalf of Viking was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ff) DEBT. As at October 31, 2005, Harvest's consolidated indebtedness did not exceed $375 million exclusive of the Harvest Debentures and hedging obligations.

(gg) PRODUCTION. For the month of November 2005, the Harvest Parties' production was not less than 39,000 boe/d.

(hh) NO DEFAULTS UNDER LEASES AND AGREEMENTS. Except as disclosed in writing to Viking:

          (i) no Harvest Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Harvest Parties' oil and gas assets to which a Harvest Party is a party or by or to which a Harvest Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

          (ii) to their knowledge:

                  (A) each of the Harvest Parties is in good standing under all, and is not in default under any; and

                  (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

                  leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ii) NO ENCUMBRANCES. None of the Harvest Parties has encumbered or alienated its interest in the Harvest Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Harvest Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Viking.

(jj) NO REDUCTION OF INTERESTS. Except as disclosed in writing to Viking prior to November 28, 2005, none of the Harvest Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Harvest Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(kk) ROYALTIES, RENTALS AND TAXES PAID. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Harvest Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(ll)      PRODUCTION ALLOWABLES AND PRODUCTION PENALTIES.

          (i) None of the wells in which any of the Harvest Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Harvest Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

          (ii) None of the Harvest Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(mm) OPERATION AND CONDITION OF WELLS. All wells in which any of the Harvest Parties holds an interest:

          (i) for which any of the Harvest Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

          (ii) for which none of the Harvest Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

          except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

(nn) OPERATION AND CONDITION OF TANGIBLES. The Harvest Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

          (i) for which any of the Harvest Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a Harvest Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

          (ii) for which none of the Harvest Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Harvest Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

          except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(oo) OUTSTANDING AFES. There are no outstanding authorizations for expenditure pertaining to any of the Harvest Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Harvest Financial Statements in excess of $5 million for each such commitment, approval or authorization other than pursuant to the 2005 and 2006 capital budgets disclosed in writing to Viking.

(pp) BROKERS AND FINDERS. The Harvest Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Viking), except for those advisors which have been retained by Harvest as financial, mergers and acquisitions, and strategic advisors as set forth in the Harvest Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Harvest Parties to such advisors is set forth in the Harvest Disclosure Letter, a copy of which has been provided to Viking. After the payment of such financial obligations to Harvest's advisors, the Harvest Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(qq) EMPLOYMENT AND OFFICER OBLIGATIONS. Other than the Harvest Employment Agreements, HOC's existing employee health and benefit plans, employee savings plans, pension obligations and as disclosed in writing to Viking, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Harvest Parties. The obligations of Harvest Parties under the Harvest Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Harvest incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Harvest Disclosure Letter.

(rr) CONFIDENTIALITY AGREEMENTS. All agreements entered into by Harvest with persons other than Viking regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Harvest or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Harvest has not waived the standstill or other provisions of any of such agreements.

(ss) OUTSTANDING ACQUISITIONS. The Harvest Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(tt) MUTUAL FUND TRUST. Harvest is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(uu) PLACE OF PRINCIPAL OFFICES. The principal offices of the Harvest Parties are not located within the United States.

(vv) LOCATION OF ASSETS AND U.S. SALES. The assets and property of the Harvest Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Harvest's most recent completed fiscal year.

(ww) FOREIGN PRIVATE ISSUER. Harvest is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(xx) INVESTMENT COMPANY. To its knowledge and awareness, and without investigation, Harvest is not an "investment company" within the meaning of the UNITED STATES INVESTMENT COMPANY ACT OF 1940, as amended.

(yy) INVESTMENT CANADA ACT. Harvest is not a "non-Canadian" within the meaning of the INVESTMENT CANADA ACT (Canada).

(zz) BOARD APPROVAL. The Harvest Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Harvest and the Harvest Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Harvest Unitholders and has resolved to unanimously recommend approval of the Arrangement by Harvest Unitholders.

(aaa)     HARVEST  DISCLOSURE  LETTER.  The matters  disclosed to Viking in the
          Harvest Disclosure Letter remain true and correct as of the date hereof.

(bbb) DISCLOSURE. To the knowledge of Harvest, Harvest has not withheld from Viking any material information or documents concerning Harvest or any of its Subsidiaries or their respective assets or liabilities during the course of Viking's review of Harvest and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Viking by Harvest pursuant hereto (including without limitation, any matter disclosed by Harvest in the Harvest Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

5.2             REPRESENTATIONS AND WARRANTIES OF VIKING

                  Each of Viking and VHI hereby jointly and severally make the representations and warranties set forth in this Section 5.2 to and in favour of Harvest and HOC and acknowledge that each of Harvest and HOC is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) ORGANIZATION AND QUALIFICATION. Each of Viking, VHT and ERIK is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. OLAF is a partnership duly created and validly existing under the Laws of the Province of Alberta and its general partner has the requisite partnership power and authority to own the assets and to carry on its business on behalf of OLAF as now conducted by OLAF. Each of VHI and BJORN is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Viking Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Viking Parties. Copies of the constating documents of the Viking Parties (including the Viking Material Agreements) provided to HOC, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) AUTHORITY RELATIVE THIS AGREEMENT. VHI has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Viking, as applicable, and each of Viking and VHI has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Viking and VHI of the Arrangement have been duly authorized by the Viking Board of Directors and, subject to the requisite approval of the Viking Unitholders, no other proceedings on the part of Viking or

          VHI are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Viking and VHI and constitutes a legal, valid and binding obligation of each of Viking and VHI enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) SUBSIDIARIES. Viking has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d) NO VIOLATIONS. Except as disclosed to Harvest in writing prior to November 28, 2005, or as contemplated by this Agreement:

          (i) neither the execution and delivery of this Agreement by Viking and VHI nor the consummation of the Arrangement nor compliance by the Viking Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Viking Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Viking Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Viking Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Viking Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Viking Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Viking Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Viking Parties taken as a whole, or significantly impede the ability of the Viking Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Viking Parties; and

          (ii)    other  than in  connection  with or in  compliance  with  the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Viking Unitholders, (A) there is no legal impediment to the Viking Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Viking Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Viking Parties, or significantly impede the ability of the Viking Parties to consummate the Arrangement.

(e) LITIGATION. There are no actions, suits or proceedings in existence or pending or, to the knowledge of VHI, threatened or for which there is a reasonable basis, affecting or that would affect the Viking Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Viking Parties which, if successful, would have a Material Adverse Effect on the Viking Parties, or would significantly impede the ability of the Viking Parties to consummate the Arrangement.

(f) TAXES, ETC. Except as disclosed in writing to Harvest prior to November 28, 2005:

          (i) All Tax Returns required to be filed by or on behalf of any Viking Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Viking Parties with respect to items or periods covered by such Tax Returns;

          (ii) Viking has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

          (iii) for all periods ended on and after December 31, 2004, Harvest has been furnished by Viking true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by any Viking Party or on behalf of any Viking Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Viking Party;

          (iv) no material deficiencies exist or have been asserted with respect to Taxes of Viking or any of its Subsidiaries;

          (v) none of Viking or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Viking and VHI, has such an event been asserted or threatened against Viking or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Viking Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Viking or its Material Subsidiaries. No audit by tax authorities of Viking or its Material Subsidiaries is in process or pending, to the knowledge of Viking; and

          (vi) Viking has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of Viking and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Viking or its Material Subsidiaries.

(g) REPORTING ISSUER STATUS. Viking is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Viking Units, the Viking 6.40% Debentures and the Viking 10.5% Debentures are listed and posted for trading on the TSX.

(h) CAPITALIZATION. As of the date hereof, the authorized capital of Viking consists of an unlimited number of Viking Units and an unlimited number of Special Voting Rights (as defined in the Viking Trust Indenture). As of December 15, 2005, there were issued and outstanding 180,733,714 Viking Units and nil Special Voting Rights. Other than (i) the Viking Rights and up to 940,700 Viking Units issuable pursuant to the Viking Rights under Viking's Trust Unit Option Plan, (ii) the Viking Awards and 1,158,200 Viking Units reserved for issuance pursuant to the Viking Awards outstanding under Viking's Unit Award Incentive Plan, (iii) Viking Units which may be issued pursuant to the Viking DRIP, and (iv) the Viking Debentures and the Viking Units which may be issued upon the conversion, redemption or maturity of, or interest payments on, the Viking Debentures (the securities listed in subsection 5.2(h)(i) through (iv) are collectively, the "VIKING SECURITIES INSTRUMENTS"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Viking of any securities of Viking (including Viking Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Viking (including Viking Units). All outstanding Viking Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Viking Units issuable pursuant to the Viking Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) OWNERSHIP OF SUBSIDIARIES. As of the date hereof, Viking is the beneficial direct or indirect owner of all of the outstanding shares, limited partnership units and trust units, as applicable, of the Viking Parties (other than Viking) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Viking's credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Viking Parties (other than Viking) of any securities of the Viking Parties (other than Viking) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Viking Parties (other than Viking). All outstanding securities of the Viking Parties (other than Viking) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) NO ORDERS. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Viking Units, the Viking Debentures or any other securities of Viking has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Viking and VHI, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k) MATERIAL AGREEMENTS. There are no agreements material to the conduct of the Viking Parties' affairs or businesses, as applicable, and VHI, except for those agreements disclosed in the Public Record, disclosed in writing to Harvest prior to November 28, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Viking Party that is a party thereto is not in material default under any such agreements.

(l) FILINGS. Viking has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. VHI will deliver to HOC, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Viking with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Harvest Parties, as to which Viking and VHI make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) NO MATERIAL ADVERSE CHANGE. Since January 1, 2005, other than as disclosed in the Public Record, (i) the Viking Parties have conducted their respective businesses only in the ordinary and normal course,
          (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Viking, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Viking Parties taken as a whole.

(n) BOOKS AND RECORDS. The records and minute books of the Viking Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) REPORTS. As of their respective dates, (i) the Viking Financial Statements, (ii) Viking's Renewal Annual Information Form dated March 30, 2005 (including all documents incorporated by reference therein),
          (iii) Viking's information circular and proxy statement dated March 15, 2005, (iv) all Viking press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (v) all prospectuses or other offering documents used by Viking in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Viking Financial Statements and other financial statements of Viking included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Viking's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Viking on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Viking on a consolidated basis. There has been no material change in Viking accounting policies, except as described in the notes to the Viking Financial Statements, since January 1, 2005.

(p) ABSENCE OF UNDISCLOSED LIABILITIES. The Viking Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

          (i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Viking Financial Statements (the "VIKING BALANCE SHEETS");

          (ii) those incurred in the ordinary course of business and not required to be set forth in the Viking Balance Sheets under GAAP;

          (iii) those incurred in the ordinary course of business since the dates of the Viking Balance Sheets and consistent with past practice; and

          (iv) those incurred in connection with the execution of this Agreement.

(q) ENVIRONMENTAL. Except as disclosed in writing to Harvest prior to November 28, 2005 or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Viking Party, nor has any Viking Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Viking. All operations of the Viking Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Viking Parties, taken as a whole. The Viking Parties are not subject to nor are Viking or VHI aware of:

          (i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

          (ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Viking Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Viking Parties.

(r) TITLE. Although they do not warrant title, except as disclosed in writing to Harvest prior to November 28, 2005, neither Viking nor VHI has any knowledge or is aware of any defects, failures or impairments in the title of the Viking Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Viking Parties; or (iii) the current consolidated cash flow of the Viking Parties.

(s) LICENCES. Except as disclosed in the Public Record, each of the Viking Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Viking Parties.

(t) COMPLIANCE WITH LAWS. Each of the Viking Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Viking Parties or on the ability of the Viking Parties to consummate the Arrangement.

(u) LONG TERM AND DERIVATIVE TRANSACTIONS. Except as disclosed in the Public Record or as disclosed to Harvest none of the Viking Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) FAIRNESS OPINION. The Viking Board of Directors has received a written opinion as of December 21, 2005 from CIBC World Markets Inc. that the consideration to be received by Viking Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Viking Unitholders.

(w) INVESTMENT CANADA ACT. Viking is a "Canadian" within the meaning of the INVESTMENT CANADA ACT (Canada).

(x) EMPLOYEE BENEFIT PLANS. Viking has made available to Harvest true, complete and correct copies of each employee benefits plan (the "VIKING PLANS") covering active, former or retired employees of the Viking Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Viking Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Viking Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Viking and VHI, there are no pending or anticipated material claims against or otherwise involving any of the Viking Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Viking Plan activities) has been brought against or with respect to any Viking Plan; (v) all material contributions, reserves or premium payments required to be made to the Viking Plans have been made or provided for; and (vi) no Viking Party has any material obligations for retiree health and life benefits under any Viking Plan.

(y) INSURANCE. Policies of insurance are in force as of the date hereof naming a Viking Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Viking Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(z) INDEBTEDNESS TO AND BY OFFICERS, DIRECTORS AND OTHERS. None of the Viking Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Viking Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Viking Parties.

(aa) NO LIMITATION. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Viking Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Viking Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Viking Party from engaging in this business or from competing with any Person or in any geographic area.

(bb) GUARANTEES AND INDEMNIFICATION. Other than as disclosed in writing to Harvest, no Viking Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Viking Party.

(cc) INFORMATION TO INDEPENDENT ENGINEER. Viking and VHI have no reason to believe that (i) the report prepared by GLJ dated February 10, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Viking as of December 31, 2004 (the "VIKING REPORT"); (ii) the report prepared by GLJ dated February 23, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Calpine Natural Gas Trust (the "CNGT REPORT"); (iii) the report prepared by GLJ dated February 24, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Kensington Energy Inc. as of December 31, 2004 (the "KENSINGTON REPORT"); (iv) the report prepared by GLJ dated May 18, 2005 and effective as at April 30, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Krang Energy Inc. (the "KRANG REPORT"); and (v) if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Viking Information Circular, whether in addition to or as a replacement for the reports referred to in clauses (i) through (iv); was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Viking and VHI have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Viking (or, to its knowledge, Calpine Natural Gas Trust, Kensington Energy Ltd. or Krang Energy Inc., as applicable) has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Viking Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the Viking Parties' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd) NO INSIDER RIGHTS. No director, officer, insider or other party not at arm's length to any Viking Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Viking Party.

(ee) DISCLOSURE. The data and information in respect of the Viking Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Viking to or on behalf of Harvest was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ff) DEBT. As at October 31, 2005, Viking's consolidated indebtedness did not exceed $350 million including the Viking Debentures but excluding hedging obligations.

(gg) PRODUCTION. For the month of November 2005, the Viking Parties' production was not less than 24,000 boe/d.

(hh) NO DEFAULTS UNDER LEASES AND AGREEMENTS. Except as disclosed in writing to Harvest:

          (i) no Viking Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Viking Parties' oil and gas assets to which a Viking Party is a party or by or to which a Viking Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

          (ii)    to their knowledge:

                  (A) each of the Viking Parties is in good standing under all, and is not in default under any; and

                  (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

                  leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ii) NO ENCUMBRANCES. None of the Viking Parties has encumbered or alienated its interest in the Viking Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Viking Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Harvest.

(jj) NO REDUCTION OF INTERESTS. Except as disclosed in writing to Harvest prior to November 28, 2005, none of the Viking Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Viking Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(kk) ROYALTIES, RENTALS AND TAXES PAID. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Viking Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(ll)      PRODUCTION ALLOWABLES AND PRODUCTION PENALTIES.

          (i) None of the wells in which any of the Viking Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Viking Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

          (ii) None of the Viking Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(mm) OPERATION AND CONDITION OF WELLS. All wells in which any of the Viking Parties holds an interest:

          (i) for which any of the Viking Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

          (ii) for which none of the Viking Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

          except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

(nn) OPERATION AND CONDITION OF TANGIBLES. The Viking Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

          (i) for which any of the Viking Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a Viking Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

          (ii) for which none of the Viking Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Viking Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

             except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(oo) OUTSTANDING AFES. There are no outstanding authorizations for expenditure pertaining to any of the Viking Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Viking Financial Statements in excess of $5 million for each such commitment, approval or authorization other than pursuant to the 2005 and 2006 capital budgets disclosed in writing to Harvest.

(pp) BROKERS AND FINDERS. The Viking Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Harvest), except for those advisors which have been retained by Viking as financial, mergers and acquisitions, and strategic advisors as set forth in the Viking Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Viking Parties to such advisors is set forth in the Viking Disclosure Letter, a copy of which has been provided to Harvest. After the payment of such financial obligations to Viking's advisors, the Viking Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(qq) EMPLOYMENT AND OFFICER OBLIGATIONS. Other than the Viking Employment Agreements, VHI's existing health plan, pension obligations and as disclosed in writing to Harvest, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Viking Parties. The obligations of Viking Parties under the Viking Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Viking incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Viking Disclosure Letter.

(rr) CONFIDENTIALITY AGREEMENTS. All agreements entered into by Viking with persons other than Harvest regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Viking or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Harvest has not waived the standstill or other provisions of any of such agreements.

(ss) OUTSTANDING ACQUISITIONS. The Viking Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(tt) MUTUAL FUND TRUST. Viking is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(uu) PLACE OF PRINCIPAL OFFICES. The principal offices of the Viking Parties are not located within the United States.

(vv) LOCATION OF ASSETS AND U.S. SALES. The assets and property of the Viking Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Viking's most recent completed fiscal year.

(ww) FOREIGN PRIVATE ISSUER. Viking is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(xx) INVESTMENT COMPANY. To its knowledge and awareness, and without investigation, Viking is not an "investment company" within the meaning of the UNITED STATES INVESTMENT COMPANY ACT OF 1940, as amended.

(yy) INVESTMENT CANADA ACT. Viking is not a "non-Canadian" within the meaning of the INVESTMENT CANADA ACT (Canada).

(zz) BOARD APPROVAL. The Viking Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Viking and the Viking Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Viking Unitholders and has resolved to unanimously recommend approval of the Arrangement by Viking Unitholders.

(aaa)     VIKING  DISCLOSURE  LETTER.  The matters  disclosed to Harvest in the
          Viking Disclosure Letter remain true and correct as of the date hereof.

(bbb) DISCLOSURE. To the knowledge of Viking, Viking has not withheld from Harvest any material information or documents concerning Viking or any of its Subsidiaries or their respective assets or liabilities during the course of Harvest's review of Viking and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Harvest by Viking pursuant hereto (including without limitation, any matter disclosed by Viking in the Viking Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

5.3             PRIVACY ISSUES.

(a) For the purposes of this Section 5.3, the following definitions shall apply:

          (i) "APPLICABLE LAW" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

          (ii) "APPLICABLE PRIVACY LAWS" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT (Canada) and/or any comparable provincial law including the PERSONAL INFORMATION PROTECTION ACT (Alberta).

          (iii) "AUTHORIZED AUTHORITY" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

          (iv) "PERSONAL INFORMATION" means information about an individual transferred to Viking by Harvest in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "DISCLOSED PERSONAL INFORMATION").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed

          Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).


                                   ARTICLE 6
                              CONDITIONS PRECEDENT

6.1             MUTUAL CONDITIONS PRECEDENT

                  The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to February 15, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Harvest and Viking, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Harvest and Viking, acting reasonably, on appeal or otherwise;

(b) the Merger Resolution shall have been passed by the holders of Viking Units, on or prior to March 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Harvest and Viking, acting reasonably;

(c) the Merger Resolution shall have been passed by the holders of Harvest Securities, on or prior to March 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Harvest and Viking, acting reasonably;

(d) in the event that dissent rights are given to Viking Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Viking Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) in the event that dissent rights are given to Harvest Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Harvest Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to March 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Harvest and Viking, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Harvest and Viking, acting reasonably;

(h) the Arrangement shall have become effective on or prior to March 31, 2006;

(i)       As of the Effective Date:

          (i) the following individuals shall be added to the Harvest Board of Directors:

                  Dale G. Blue
                  David J. Boone
                  William Friley

          and (ii) the following individuals shall be appointed as the officers of HOC:

                  John Zahary - President and Chief Executive Officer Robert Fotheringham - Vice President, Finance and Chief Financial Officer Robert Morgan - Vice President, Engineering and Chief Operating Officer Al Ralston - Vice President, Production James Campbell - Vice President, Geosciences Jacob Roorda - Vice President, Corporate David Rain - Corporate Secretary

(j) HOC shall enter into written agreements effective as of the Effective Date satisfactory to each of Harvest and Viking, acting reasonably, pursuant to which HOC shall agree that, for a period of six years after the Effective Date, HOC shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of Harvest and Viking (provided that HOC may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of HOC and VHI with respect to claims arising from facts or events which occurred before the Effective Date;

(k) the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate ("ARC") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("COMMISSIONER") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to each of Harvest and Viking, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Harvest and Viking, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(l)       in addition to the  approval  required by Section  6.1(k),  all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Harvest and Viking, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSX of the Harvest Units to be issued (i) pursuant to the Arrangement and (ii) pursuant to the Harvest Unit Award Incentive Plan, as amended as contemplated in the Harvest
          Information Circular, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(m) if required, the Arrangement, and the consummation thereof, shall have been approved by Harvest's lenders on a basis acceptable to Harvest and Viking, each acting reasonably;

(n) if required, the Arrangement, and the consummation thereof, shall have been approved by Viking's lenders on a basis acceptable to Harvest and Viking, each acting reasonably;

(o) Harvest and Viking shall have executed such instruments, and the Viking Debenture Trustee shall have received such opinions, as contemplated and required by Article 12 of the Viking Debenture Indenture, in order to provide for the assumption as of the Effective Date by Harvest of all of the covenants and obligations of Viking under the Viking Debenture Indenture in respect of the Viking Debentures such that, as of the Effective Date, the Viking Debentures become valid and binding obligations of Harvest entitling the holders thereof, as against Harvest, to all the rights of holders of Viking Debentures under the Viking Debenture Indenture;

(p) there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

          (i)     makes illegal or otherwise directly or indirectly  restrains,
                  enjoins   or   prohibits   the   Arrangement   or  any  other
                  transactions contemplated herein; or

          (ii)    results in a  judgment  or  assessment  of  material  damages
                  directly  or   indirectly   relating   to  the   transactions
                  contemplated herein; and

(q) Harvest and HOC shall have received resignations and releases, in form satisfactory to Harvest and Viking, each acting reasonably, from the directors of Viking and from the Harvest Departing Officers, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements.

                  The foregoing conditions are for the mutual benefit of Viking and Harvest and may be asserted by Viking and Harvest regardless of the circumstances and may be waived by Viking and Harvest (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Viking or Harvest may have.

6.2             ADDITIONAL CONDITIONS TO OBLIGATIONS OF HARVEST

                  The obligation of Harvest to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Viking shall have mailed the Viking Information Circular and other documentation required in connection with the Viking Meeting on or before February 15, 2006;

(b) each of the acts and undertakings of Viking to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Viking;

(c)       Viking shall have furnished Harvest with:

          (i)     certified copies of the resolutions duly passed by the Viking
                  Board  of  Directors   approving   this   Agreement  and  the
                  consummation of the transactions contemplated hereby; and

          (ii) certified copies of the resolutions of Viking Unitholders, duly passed at the Viking Meeting, approving the Merger Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Viking and VHI contained in Section 5.2 shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Viking and VHI shall have complied in all respects with its covenants in this Agreement and Harvest shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of VHI acting solely on behalf of VHI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Harvest will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Viking shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after November 28, 2005, or prior to November 28, 2005 which has not been publicly disclosed or disclosed to Harvest in writing prior to November 28, 2005, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Viking and which, in the judgment of Harvest, acting reasonably, is materially adverse to Viking other than: (i) a change directly resulting from an action taken by Viking permitted by this Agreement or to which Harvest has consented in writing; (ii) a change resulting from conditions affecting the oil and gas industry generally including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) a change resulting from general economic, financial, currency exchange, securities or commodities market conditions; and

(g)       all Viking Rights shall have been exercised or terminated.

                  The conditions in this Section 6.2 are for the exclusive benefit of Harvest and may be asserted by Harvest regardless of the circumstances or may be waived by Harvest in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Harvest may have.

6.3             ADDITIONAL CONDITIONS TO OBLIGATIONS OF VIKING

                  The obligation of Viking to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Harvest shall have mailed the Harvest Information Circular and other documentation required in connection with the Harvest Meeting on or before February 15, 2006;

(b) each of the acts and undertakings of Harvest to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Harvest;

(c)       Harvest shall have furnished Viking with:

          (i) certified copies of the resolutions duly passed by the Harvest Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

          (ii)    certified    copies   of   the    resolutions    of   Harvest
                  Securityholders,   duly  passed  at  the   Harvest   Meeting,
                  approving the Merger Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Harvest and HOC contained in Section 5.1 shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Harvest and HOC shall have complied in all respects with its covenants in this Agreement and Viking shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of HOC acting solely on behalf of HOC and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Viking will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Harvest shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after November 28, 2005, or prior to November 28, 2005 which had not been publicly disclosed or disclosed to Viking in writing prior to November 28, 2005, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Harvest and which, in the judgment of Viking, acting reasonably, is materially adverse to Harvest other than: (i) a change directly resulting from an action taken by Harvest permitted by this Agreement to which Viking has consented in writing; (ii) a change resulting from conditions affecting the oil and gas industry generally including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) a change resulting from general economic, financial, currency exchange, securities or commodities market conditions; and

(g) the Harvest Board of Directors shall have authorized the application for listing of the Harvest Units issuable to Viking Unitholders pursuant to the Arrangement on the NYSE.

                The conditions in this Section 6.3 are for the exclusive benefit of Viking and may be asserted by Viking regardless of the circumstances or may be waived by Viking in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Viking may have.

6.4             NOTICE AND EFFECT OF FAILURE TO COMPLY WITH CONDITIONS

(a) Each of Harvest and Viking shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)       If any of the conditions precedents set forth in Sections 6.1, 6.2 or
          6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

6.5             SATISFACTION OF CONDITIONS

                  The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.


                                   ARTICLE 7
                 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

7.1             HARVEST DAMAGES

                If at any time after the execution of this Agreement and prior to its termination:

(a) the Viking Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.2(p) and 5.2(zz) in a manner adverse to Harvest or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Viking Unitholders or to Viking and the Viking Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Viking is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Viking or materially impedes the completion of the Arrangement, and Viking fails to cure such breach within five business days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006) or

(e) Viking is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Viking or materially impedes the completion of the Arrangement, and Viking fails to cure such breach within five business days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),

(each of the above being a "HARVEST DAMAGES EVENT"), then in the event of the termination of this Agreement pursuant to Section 9.1, Viking shall pay to Harvest $65 million (the "HARVEST TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Harvest within one business day after the first to occur of the events described above; provided, however, that if the sole reason that the Harvest Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in Section 7.1(e) , the Harvest Termination Fee shall be reduced to $10 million. Following a Harvest Damages Event but prior to payment of the applicable Harvest Termination Fee, Viking shall be deemed to hold such applicable Harvest Termination Fee in trust for Harvest. Viking shall only be obligated to pay one Harvest Termination Fee pursuant to this Section 7.1.

7.2             VIKING DAMAGES

                If at any time after the execution of this Agreement and prior to its termination:

(a) the Harvest Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.1(o) and 5.1(yy) in a manner adverse to Viking or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Harvest Unitholders or to Harvest and the Harvest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Harvest is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Harvest or materially impedes the completion of the Arrangement, and Harvest fails to cure such breach within five business days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

(e) Harvest is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material

          Adverse Change with respect to Harvest or materially impedes the completion of the Arrangement, and Harvest fails to cure such breach within five business days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),

(each of the above being a "VIKING DAMAGES EVENT"), then in the event of the termination of this Agreement pursuant to Section 9.1, Harvest shall pay to Viking $65 million (the "VIKING TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Viking within one business day after the first to occur of the events described above; provided, however, that if the sole reason that the Viking Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in Section 7.2(e), the Viking Termination Fee shall be reduced to $10 million. Following a Viking Damages Event but prior to payment of the applicable Viking Termination Fee, Harvest shall be deemed to hold such applicable Viking Termination Fee in trust for Viking. Harvest shall only be obligated to pay one Viking Termination Fee pursuant to this Section 7.2.

7.3             LIQUIDATED DAMAGES

                Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this
Article 7 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.


                                   ARTICLE 8
                                   AMENDMENT

8.1             AMENDMENT

                This Agreement may at any time and from time to time before or after the holding of the Viking Meeting and the Harvest Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by Harvest Securityholder or a Viking Unitholder, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.


                                   ARTICLE 9
                                  TERMINATION

9.1             TERMINATION

                This Agreement may be terminated at any time prior to the Effective Date:

(a)       by mutual written consent of Harvest and Viking;

(b)       as provided in Sections 6.1, 6.2 and 6.3;

(c) by Harvest upon the occurrence of an Harvest Damages Event as provided in Section 7.1 provided that in the event of an Harvest Damages Event provided for in Section 7.1(a), this Agreement may not be terminated by Harvest unless Viking Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Viking upon the occurrence of a Viking Damages Event as provided in Section 7.2 provided that in the event of a Viking Damages Event provided for in Section 7.2(a), this Agreement may not be terminated by Viking unless the Harvest Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by Harvest, in the event that Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Harvest has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Viking the applicable Viking Termination Fee; and

(f) by Viking, in the event that Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Viking has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Harvest the applicable Harvest Termination Fee.

                In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7 and each Part's obligations in the Confidentiality Agreement which shall survive such termination.


                                  ARTICLE 10
                                    NOTICES

10.1            NOTICES

                All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)       in the case of Harvest or HOC, to:

                Harvest Energy Trust
                c/o Harvest Operations Corp.
                2100, 330 - 5th Avenue SW
                Calgary, AB   T2P 0L4

                Attention:        Jacob Roorda, President
                Facsimile:        (403) 265-3490

             with a copy to:

                Burnet, Duckworth & Palmer LLP
                1400, 350 - 7th Avenue SW
                Calgary, AB   T2P 3N9

                Attention:        Grant Zawalsky
                Facsimile:        (403) 260-0330

(b)       in the case of Viking or VHI, to:

                Viking Energy Trust
                c/o Viking Holdings Inc.
                400, 330 - 5th Avenue S.W.
                Calgary, AB   T2P 0L4

                Attention:        John Zahary, President and Chief
                                  Executive Officer
                Facsimile:        (403) 266-0058

             with a copy to:

                Macleod Dixon LLP
                3700, 400 - 3rd Avenue S.W.
                Calgary, AB   T2P 4H2

                Attention:        Robert Engbloom, Q.C.
                Facsimile:        (403) 264-5973

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.


                                   ARTICLE 11
                                    GENERAL

11.1            BINDING EFFECT

                This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

11.2            ASSIGNMENT

                No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

11.3            DISCLOSURE

                Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

11.4            COSTS

                Except as contemplated herein (including Sections 7.1 and 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Harvest and Viking shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

11.5            SEVERABILITY

                If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.6            FURTHER ASSURANCES

                Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.7            TIME OF ESSENCE

                Time shall be of the essence of this Agreement.

11.8            GOVERNING LAW

                This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

11.9            WAIVER

                No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

11.10           THIRD PARTY BENEFICIARIES.

                The provisions of Sections 6.1(j) and 11.11 are (i) intended for the benefit of all present and former trustees, directors and officers of Harvest and its Subsidiaries and Viking and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "THIRD PARTY BENEFICIARIES") and HOC shall hold the rights and benefits of Sections 6.1(j) and 11.11 in trust for and on behalf of the Third Party Beneficiaries and HOC hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

11.11           OBLIGATIONS

                (a) The Parties hereto acknowledge that, with respect to Harvest being a party to this Agreement, HOC is entering into this Agreement solely in its capacity as agent on behalf of Harvest and the obligations of Harvest hereunder shall not be personally binding upon the Harvest Trustee, HOC or any of the Harvest Unitholders or any annuitant under a plan of which an Harvest Unitholder is a trustee or carrier (an "ANNUITANT") and that any recourse against Harvest, the Harvest Trustee, HOC or any Harvest Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of Harvest arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortuous behaviour or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Harvest Trust Indenture.

                (b) The Parties hereto acknowledge that VHI is entering into this Agreement solely on behalf of Viking and the obligations of Viking hereunder shall not be personally binding upon VHI or any of the Viking Unitholders and that any recourse against Viking, VHI or any Viking Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or other tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Viking Trust Indenture.

11.12           COUNTERPARTS

                This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.


                IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

HARVEST ENERGY TRUST, BY ITS                            VIKING ENERGY ROYALTY TRUST, BY
ADMINISTRATOR, HARVEST OPERATIONS CORP.                 ITS ADMINISTRATOR, VIKING HOLDINGS INC.


Per: /s/ Jacob Roorda                                   Per: /s/ John Zahary
     ---------------------------------------                 -------------------------------------------
     Name:  Jacob Roorda                                     Name:  John Zahary
     Title: President                                        Title: President and Chief Executive Officer



Per: /s/ David Rain                                     Per: /s/ Robert Fotheringham
     ---------------------------------------                 -------------------------------------------
     Name:   David Rain                                      Name:   Robert Fotheringham
     Title:  Vice President and                              Title:  Vice President, Finance and
             Chief Financial Officer                                 Chief Financial Officer



HARVEST OPERATIONS CORP.                                VIKING HOLDINGS INC.


Per: /s/ Jacob Roorda                                   Per: /s/ John Zahary
     ---------------------------------------                 -------------------------------------------
     Name:  Jacob Roorda                                     Name:  John Zahary
     Title: President                                        Title: President and Chief Executive Officer


Per: /s/ David Rain                                     Per: /s/ Robert Fotheringham
     ---------------------------------------                 -------------------------------------------
     Name:   David Rain                                      Name:   Robert Fotheringham
     Title:  Vice President and                              Title:  Vice President, Finance and
             Chief Financial Officer                                 Chief Financial Officer

                                   SCHEDULE A

                     PLAN OF ARRANGEMENT UNDER SECTION 193
                                     OF THE
                      BUSINESS CORPORATIONS ACT (ALBERTA)


                                   ARTICLE 1
                                 INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "ABCA" means the BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "AMALGAMATIONCO" means the corporation form upon the amalgamation of Harvest ExchangeCo, Bjorn and Krang pursuant to this Arrangement;

(c) "ARRANGEMENT", "HEREIN", "HEREOF", "HERETO", "HEREUNDER" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d) "ARRANGEMENT AGREEMENT" means the agreement dated December 23, 2005 among Harvest, Operations, Viking and VHI with respect to the Arrangement and all amendments thereto;

(e) "ARRANGEMENT RESOLUTION" means the applicable special resolutions in respect of the Arrangement to be considered at the Harvest Meeting and the Viking Meeting, as the case may be;

(f) "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(g) "BJORN" means Bjorn Holdings Inc., a corporation incorporated under the ABCA;

(h)      "BJORN SHARES" means the common shares of Bjorn;

(i) "BUSINESS DAY" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(j) "CDE" means Cumulative Canadian development expense as defined in the Tax Act;

(k) "CEE" means Cumulative Canadian exploration expense as defined in the Tax Act;

(l) "CERTIFICATE" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(m) "COGPE" means Cumulative Canadian oil and gas property expense as defined in the Tax Act;

(n)      "COURT" means the Court of Queen's Bench of Alberta;

(o) "DEPOSITARY" means Valiant Trust Company or such other company as may be designated by Harvest and Viking;

(p) "DESIGNATED BENEFICIARIES" means a designated beneficiary as defined in the Tax Act;

(q) "DISSENTING SECURITYHOLDERS" means registered holders of Harvest Securities and registered holders of Viking Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(r) "EFFECTIVE DATE" means the date the Arrangement is effective under the ABCA;

(s)      "EFFECTIVE  TIME" means  12:01 a.m.  (Calgary  time) on the  Effective
         Date;

(t) "EHT" means the Erik Holdings Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of Viking;

(u) "EHT ASSUMED LIABILITIES" means all of the liabilities and obligations of EHT, whether or not reflected on the books of EHT;

(v) "EHT CRP TRANSFER NOTE" means a note in an amount equal to the total of the COGPE, CDE and CEE balances of EHT immediately prior to the EHT First Resource Property Conveyance;

(w) "EHT FIRST RESOURCE PROPERTIES" means the oil and natural gas assets (excluding EHT Tangible Assets) of EHT having a fair market value equal to the EHT CRP Transfer Note plus $1.00;

(x) "EHT FIRST RESOURCE PROPERTY CONVEYANCE" means the conveyance of the EHT First Resource Properties to VHI in exchange for the EHT CRP Transfer Note and VHI Preferred Shares Series 1 for the balance of the consideration pursuant to the EHT First Resource Property Conveyance Agreement;

(y)      "EHT  FIRST  RESOURCE   PROPERTY   CONVEYANCE   AGREEMENT"  means  the
         conveyance agreement between EHT and VHI to be dated the Effective Date effecting the EHT First Resource Property Conveyance;

(z) "EHT NOTE" means the promissory note in the principal amount of $71 million issued by EHT to VHT;

(aa) "EHT NPI #1" means the 99% net profit interest in the EHT First Resources Properties granted by VHI to EHT;

(bb) "EHT NPI #2" means the 99% net profit interest in the EHT Second Resources Properties granted by VHI to EHT;

(cc) "EHT OTHER ASSETS" means the assets of EHT other than the EHT First Resource Assets, the EHT Second Resource Assets and the EHT Tangible Assets;

(dd) "EHT OTHER ASSET CONVEYANCE" means the conveyance of the EHT Other Assets to Viking, and the assumption of the EHT Assumed Liabilities by Viking, in exchange for that number of Viking Units having a value equal to the fair market value of the EHT Other Assets less the EHT Assumed Liabilities pursuant to the EHT Other Asset Conveyance Agreement;

(ee) "EHT OTHER ASSET CONVEYANCE AGREEMENT" means the conveyance agreement between EHT and Viking to be dated the Effective Date effecting the EHT Other Asset Conveyance;

(ff)     "EHT PREFERRED UNITS" means the preferred units of EHT;

(gg) "EHT SECOND RESOURCE PROPERTIES" means all of the oil and natural gas assets (excluding EHT First Resources Properties and EHT Tangible Assets) of EHT;

(hh) "EHT SECOND RESOURCE PROPERTY CONVEYANCE" means the conveyance of the EHT Second Resource Properties to VHI in exchange for the EHT NPI #2 and VHI Preferred Shares Series 2 pursuant to the EHT Second Resource Property Conveyance Agreement;

(ii)     "EHT  SECOND  RESOURCE  PROPERTY   CONVEYANCE   AGREEMENT"  means  the
         conveyance agreement between EHT and VHI to be dated the Effective Date effecting the EHT Second Resource Property Conveyance;

(jj)     "EHT TANGIBLE ASSETS" means the tangible assets of EHT;

(kk) "EHT TANGIBLE CONVEYANCE" means the conveyance of the EHT Tangible Assets to VHI in exchange for the EHT Tangible Transfer Note and VHI Preferred Shares Series 3 pursuant to the EHT Tangible Conveyance Agreement;

(ll) "EHT TANGIBLE CONVEYANCE AGREEMENT" means the conveyance agreement between EHT and VHI to be dated the Effective Date effecting the EHT Tangible Conveyance;

(mm) "EHT TANGIBLE TRANSFER NOTE" means a note in an amount equal to the UCC balance of EHT immediately prior to the EHT Tangible Conveyance;

(nn)     "EHT UNITS" means the trust units of EHT;

(oo) "FINAL ORDER" means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Harvest Securityholders, the Viking Unitholders, the Harvest Arrangement Parties, the Viking Arrangement Parties and MFCorp., as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(pp) "HARVEST" means Harvest Energy Trust, a trust organized under the laws of the Province of Alberta;

(qq)     "HARVEST ARRANGEMENT PARTIES" means Harvest, HST and Operations;

(rr) "HARVEST EXCHANGEABLE SHAREHOLDERS" means the holders from time to time of Harvest Exchangeable Shares;

(ss) "HARVEST EXCHANGEABLE SHARES" means the Exchangeable Shares, Series 1 of Operations;

(tt) "HARVEST EXCHANGECO" means Harvest ExchangeCo Inc., a corporation incorporated under the ABCA;

(uu)     "HARVEST  EXCHANGECO  SHARES"  means  the  common  shares  of  Harvest
         ExchangeCo;

(vv) "HARVEST MEETING" means the special meeting of Harvest Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(ww) "HARVEST SECURITIES" means, collectively, the Harvest Units and the Harvest Exchangeable Shares;

(xx) "HARVEST SECURITYHOLDERS" means, collectively, the Harvest Unitholders and the Harvest Exchangeable Shareholders;

(yy)     "HARVEST SPECIAL UNITS" means the special trust units of Harvest;

(zz) "HARVEST TRUST INDENTURE" means Harvest's trust indenture dated as of July 10, 2002, as amended, between Operations and Valiant Trust Company;

(aaa)    "HARVEST  UNITHOLDERS"  means the holders from time to time of Harvest
         Units;

(bbb)    "HARVEST UNITS" means the trust units of Harvest;

(ccc) "HST" means Harvest Sask Energy Trust, a trust organized under the laws of the Province of Alberta;

(ddd) "HST ASSUMED LIABILITIES" means all of the liabilities and obligations of HST, whether or not reflected on the books of HST;

(eee) "HST CRP TRANSFER NOTE" means a note in an amount equal to the COGPE, CDE and CEE balances of HST immediately prior to the HST First Resource Property Conveyance;

(fff) "HST FIRST RESOURCE PROPERTIES" means the oil and natural gas assets (excluding HST Tangible Assets) of HST having a fair market value equal to the HST CRP Transfer Note plus $1.00;

(ggg) "HST FIRST RESOURCE PROPERTY CONVEYANCE" means the conveyance of the HST First Resource Properties to Operations in exchange for the HST CRP Transfer Note and Operations Preferred Shares Series 1 for the balance of the consideration pursuant to the HST First Resource Property Conveyance Agreement;

(hhh)    "HST  FIRST  RESOURCE   PROPERTY   CONVEYANCE   AGREEMENT"  means  the
         conveyance agreement between HST and Operations to be dated the Effective Date effecting the HST First Resource Property Conveyance;

(iii) "HST NPI #1" means the 99% net profit interest in the HST First Resources Properties granted by Operations to HST;

(jjj) "HST NPI #2" means the 99% net profit interest in the HST Second Resources Properties granted by Operations to HST;

(kkk) "HST OTHER ASSETS" means the assets of HST other than the HST First Resource Assets, the HST Second Resource Assets and the HST Tangible Assets including, for greater certainty, the HST NPI #1 and the HST NPI #2;

(lll) "HST OTHER ASSET CONVEYANCE" means the conveyance of the HST Other Assets to Harvest, and the assumption of the HST Assumed Liabilities by Harvest, in exchange for that number of Harvest Units having a value equal to the fair market value of the HST Other Assets less the HST Assumed Liabilities pursuant to the HST Other Asset Conveyance Agreement;

(mmm) "HST OTHER ASSET CONVEYANCE AGREEMENT" means the conveyance agreement between HST and Harvest to be dated the Effective Date effecting the HST Other Asset Conveyance;

(nnn)    "HST PREFERRED UNITS" means the preferred trust units of HST;

(ooo) "HST SECOND RESOURCE PROPERTIES" means all of the oil and natural gas assets (excluding HST First Resources Properties and HST Tangible Assets) of HST;

(ppp) "HST SECOND RESOURCE PROPERTY CONVEYANCE" means the conveyance of the HST Second Resource Properties to Operations in exchange for the HST NPI #2 and Operations Preferred Shares Series 2 pursuant to the HST Second Resource Property Conveyance Agreement;

(qqq)    "HST  SECOND  RESOURCE  PROPERTY   CONVEYANCE   AGREEMENT"  means  the
         conveyance agreement between HST and Operations to be dated the Effective Date effecting the HST Second Resource Property Conveyance;

(rrr)    "HST TANGIBLE ASSETS" means all of the tangible assets of HST;

(sss) "HST TANGIBLE CONVEYANCE" means the conveyance of the HST Tangible Assets to Operations in exchange for the HST Tangible Transfer Note and Operations Preferred Shares Series 3 pursuant to the HST Tangible Conveyance Agreement;

(ttt) "HST TANGIBLE CONVEYANCE AGREEMENT" means the conveyance agreement between HST and Operations to be dated the Effective Date effecting the HST Tangible Conveyance;

(uuu) "HST TANGIBLE TRANSFER NOTE" means a note in an amount equal to the UCC balance of HST immediately prior to the HST Tangible Conveyance;

(vvv)    "HST UNITS" means the common trust units of HST;

(www) "HST UNITHOLDERS" means holders from time to time of HST Units or HST Preferred Units;

(xxx) "INTERIM ORDER" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(yyy) "KRANG" means Krang Energy Inc., a corporation incorporated under the ABCA;

(zzz)    "KRANG SHARES" means the common shares of Krang;

(aaaa) "LETTERS OF TRANSMITTAL" means the letters of transmittal accompanying the information circular sent to the Harvest Exchangeable Shareholders and the Viking Securityholders pursuant to which such holders are required to deliver certificates representing Harvest Exchangeable Shares and Viking Securities in order to receive the consideration payable to them pursuant to the Arrangement;

(bbbb) "MEETING" means either the Harvest Meeting or the Viking Meeting, as the context requires;

(cccc) "MFCORP" means 1206623 Alberta Ltd., a corporation incorporated under the ABCA;

(dddd) "MFCORP ASSETS" means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the Harvest Special Units and Harvest Exchangeable Shares (other than $10.00);

(eeee)   "MFCORP  ASSUMED   LIABILITIES"  means  all  of  the  liabilities  and
         obligations of MFCorp, whether or not reflected on the books of MFCorp;

(ffff)   "MFCORP SHARES" means common shares of MFCorp;

(gggg)   "MFCORP SPECIAL SHARES" means special shares of MFCorp;

(hhhh) "NON-RESIDENT" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(iiii) "OLAF" means Olaf Energy Limited Partnership, a limited partnership organized under the laws of the Province of Alberta;

(jjjj) "OLAF NPI #1" means the net profits interest granted by Olaf to Viking;

(kkkk) "OLAF NPI #1 CONVEYANCE" means the conveyance by Viking of the Olaf NPI #1 to Olaf in exchange for the units of Olaf pursuant to the Olaf NPI #1 Conveyance Agreement;

(llll) "OLAF NPI #1 CONVEYANCE AGREEMENT" means the conveyance agreement between Viking and Olaf to be dated the Effective Date effecting the Olaf NPI #1 Conveyance;

(mmmm)   "OLAF NPI #2" means the net profits interest granted by Olaf to VHT;

(nnnn) "OLAF NPI #2 CONVEYANCE" means the conveyance by VHT of the Olaf NPI #2 to Olaf in exchange for the units of Olaf pursuant to the Olaf NPI #2 Conveyance Agreement;

(oooo) "OLAF NPI #2 CONVEYANCE AGREEMENT" means the conveyance agreement between VHT and Olaf to be dated the Effective Date effecting the Olaf NPI #2 Conveyance;

(pppp) "OLAF UNIT CONVEYANCE" means the conveyance by Viking of the units of Olaf received by Viking pursuant to the Olaf NPI #1 Conveyance to EHT for no consideration pursuant to the Olaf Unit Conveyance Agreement;

(qqqq) "OLAF UNIT CONVEYANCE AGREEMENT" means the conveyance agreement between Viking and Olaf to be dated the Effective Date effecting the Olaf Unit Conveyance;

(rrrr) "OPERATIONS" means Harvest Operations Corp., a corporation amalgamated under the ABCA;

(ssss)   "OPERATIONS COMMON SHARES" means the common shares of Operations;

(tttt) "OPERATIONS PREFERRED SHARES SERIES 1" means the Preferred Shares, Series 1 of Operations;

(uuuu) "OPERATIONS PREFERRED SHARES SERIES 2" means the Preferred Shares, Series 2 of Operations;

(vvvv) "OPERATIONS PREFERRED SHARES SERIES 3" means the Preferred Shares, Series 3 of Operations;

(wwww) "PROPERTY SWAP CONVEYANCE" means the exchange of certain oil and natural gas assets (including related tangibles) among VHI, EHT and VHT pursuant to the Property Swap Conveyance Agreement;

(xxxx) "PROPERTY SWAP CONVEYANCE AGREEMENT" means the conveyance agreement among VHI, EHT and VHT to be dated the Effective Date effecting the Property Swap Conveyance;

(yyyy) "REGISTRAR" means the Registrar appointed under Section 263 of the ABCA;

(zzzz)   "RESIDENT" means a person who is not a Non-Resident;

(aaaaa) "SECURITIES" means the Harvest Securities and/or Viking Units, as the case may be;

(bbbbb) "SECURITYHOLDERS" means the holders from time to time of Harvest Securities and/or Viking Units, as the case may be;

(ccccc) "UCC" means "undepreciated capital cost" as defined in the Tax Act, in respect of all classes of properties;

(ddddd) "VHI" means Viking Holdings Inc., a corporation amalgamated under the ABCA;

(eeeee)  "VHI COMMON SHARES" means the common shares of VHI;

(fffff) "VHI NOTE" means the promissory note in the principal amount of $217 million issued by VHI to VHT;

(ggggg) "VHI PREFERRED SHARES SERIES 1" means the Preferred Shares, Series 1 of VHI;

(hhhhh) "VHI PREFERRED SHARES SERIES 2" means the Preferred Shares, Series 2 of VHI;

(iiiii) "VHI PREFERRED SHARES SERIES 3" means the Preferred Shares, Series 3 of VHI;

(jjjjj) "VHI PREFERRED SHARES SERIES 4" means the Preferred Shares, Series 4 of VHI;

(kkkkk) "VHI PREFERRED SHARES SERIES 5" means the Preferred Shares, Series 5 of VHI;

(lllll) "VHI PREFERRED SHARES SERIES 6" means the Preferred Shares, Series 6 of VHI;

(mmmmm) "VHT" means the Viking Holdings Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of Viking;

(nnnnn) "VHT ASSUMED LIABILITIES" means all of the liabilities and obligations of VHT, whether or not reflected on the books of VHT;

(ooooo) "VHT CRP TRANSFER NOTE" means a note in an amount equal to the COGPE, CDE and CEE balances of VHT immediately prior to the VHT First Resource Property Conveyance;

(ppppp) "VHT FIRST RESOURCE PROPERTIES" means the oil and natural gas assets (excluding VHT Tangible Assets) of VHT having a fair market value equal to the VHT CRP Transfer Note plus $1.00;

(qqqqq) "VHT FIRST RESOURCE PROPERTY CONVEYANCE" means the conveyance of the VHT First Resource Properties to VHI in exchange for the VHT CRP Transfer Note and VHI Preferred Shares Series 4 for the balance of the consideration pursuant to the VHT First Resource Property Conveyance Agreement;

(rrrrr)  "VHT  FIRST  RESOURCE   PROPERTY   CONVEYANCE   AGREEMENT"  means  the
         conveyance agreement between VHT and VHI to be dated the Effective Date effecting the EHT First Resource Property Conveyance;

(sssss) "VHT NPI #1" means the 99% net profit interest in the VHT First Resources Properties granted by VHI to VHT;

(ttttt) "VHT NPI #2" means the 99% net profit interest in the VHT Second Resources Properties granted by VHI to VHT;

(uuuuu) "VHT NOTE" means the promissory note in the principal amount of $649 million issued by VHT to Viking;

(vvvvv) "VHT OTHER ASSETS" means the assets of VHT other than the VHT First Resource Assets, the VHT Second Resource Assets and the VHT Tangible Assets;

(wwwww)  "VHT   OTHER   ASSET  CONVEYANCE"  means  the  conveyance  of  the VHT
         Other Assets to Viking, and the assumption of the VHT Assumed Liabilities by Viking, in exchange for that number of Viking Units having a value equal to the fair market value of the VHT

         Other Assets less the VHT Assumed Liabilities pursuant to the VHT Other Asset Conveyance Agreement;

(xxxxx) "VHT OTHER ASSET CONVEYANCE AGREEMENT" means the conveyance agreement between VHT and Viking to be dated the Effective Date effecting the VHT Other Asset Conveyance;

(yyyyy)  "VHT PREFERRED UNITS" means the preferred units of VHT;

(zzzzz) "VHT SECOND RESOURCE PROPERTIES" means all of the oil and natural gas assets (excluding VHT First Resources Properties and VHT Tangible Assets) of VHT;

(aaaaaa) "VHT SECOND RESOURCE PROPERTY  CONVEYANCE" means the conveyance of the
         VHT Second Resource Properties to VHI in exchange for the VHT NPI #2 and VHI Preferred Shares Series 5 pursuant to the VHT Second Resource Property Conveyance Agreement;

(bbbbbb) "VHT  SECOND  RESOURCE  PROPERTY   CONVEYANCE   AGREEMENT"  means  the
         conveyance agreement between VHT and VHI to be dated the Effective Date effecting the VHT Second Resource Property Conveyance;

(cccccc) "VHT TANGIBLE ASSETS" means the tangible assets of VHT;

(dddddd) "VHT  TANGIBLE  CONVEYANCE"  means the  conveyance of the VHT Tangible
         Assets to VHI in exchange for the VHT Tangible Transfer Note and VHI Preferred Shares Series 6 pursuant to the VHT Tangible Conveyance Agreement;

(eeeeee) "VHT TANGIBLE CONVEYANCE AGREEMENT" means the conveyance agreement between VHT and VHI to be dated the Effective Date effecting the VHT Tangible Conveyance;

(ffffff) "VHT TANGIBLE TRANSFER NOTE" means a note in an amount equal to the UCC balance of VHT immediately prior to the VHT Tangible Conveyance;

(gggggg) "VHT UNITS" means the trust units of VHT;

(hhhhhh) "VIKING" means Viking Energy Royalty  Trust, a trust  organized  under the laws of the Province of Alberta; (iiiiii) "VIKING 10.5% DEBENTURES" means the 10.5% convertible unsecured subordinated debentures of Viking issued on January 15, 2003 pursuant to the Viking Debenture Indenture;

(jjjjjj) "VIKING  6.4%  DEBENTURES"   means  the  6.4%  convertible   unsecured
         subordinated debentures of Viking issued on October 20, 2005 pursuant to the Viking Debenture Indenture;

(kkkkkk) "VIKING ARRANGEMENT PARTIES" means Viking, VHI, EHT, VHT and Olaf;

(llllll) "VIKING  ASSETS" means all of the property,  assets and undertaking of
         Viking of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Viking's direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Viking (other than one (1) Harvest Unit), but excluding, in all cases, an amount that Viking may be required to pay to Dissenting Unitholders pursuant to Article 4 hereof;

(mmmmmm) "VIKING  ASSUMED   LIABILITIES"  means  all  of  the  liabilities  and
         obligations of Viking, whether or not reflected on the books of Viking including, for greater certainty, the Viking 10.5% Debentures and the Viking 6.4% Debentures, but excluding, in all cases, an amount that Viking may be required to pay to Dissenting Unitholders pursuant to
         Article 4 hereof;

(nnnnnn) "VIKING  DEBENTURE  INDENTURE" means the trust indenture dated January
         15, 2003 between Viking and the Viking Debenture Trustee governing the terms and conditions of the Viking 10.5% Debentures together with the first supplemental trust indenture dated October 20, 2005 governing the terms and conditions of the Viking 6.4% Debentures;

(oooooo) "VIKING  DEBENTURE  TRUSTEE"  means  Computershare  Trust  Company  of
         Canada;

(pppppp) "VIKING MEETING" means the special meeting of Viking Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(qqqqqq) "VIKING TRUST INDENTURE" means Viking's amended and restated trust indenture dated as of July 1, 2003 between VHI and Computershare Trust Company of Canada;

(rrrrrr) "VIKING  UNITHOLDERS"  means the  holders  from time to time of Viking
         Units;

(ssssss) "VIKING UNITS" means the trust units of Viking;

(tttttt) "SUBSIDIARY" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

(uuuuuu) "TAX ACT" means the INCOME TAX ACT  (Canada),  R.S.C.  1985, c. 1 (5th
         Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6      References  in this Plan of  Arrangement  to any  statute or  sections
thereof  shall  include  such  statute  as  amended  or  substituted   and  any
regulations promulgated thereunder from time to time in effect.

                                   ARTICLE 2
                             ARRANGEMENT AGREEMENT

2.1      This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Harvest Securityholders; (ii) Viking Unitholders; (iii) the Harvest Arrangement Parties; (iv) the Viking Arrangement Parties; and (v) MFCorp.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

                                   ARTICLE 3
                                  ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

AMENDMENTS TO THE TRUST INDENTURES AND OTHER CONSTATING DOCUMENTS

(a) the Harvest Trust Indenture and other constating documents of the Harvest Arrangement Parties shall be amended:

         (i)      by creating the Harvest Special Units;

         (ii)     by creating the HST Preferred Units;

         (iii)    by  creating  the  Operations   Preferred  Shares  Series  1,
                  Operations Preferred Shares Series 2 and Operations Preferred Shares Series 3; and

         (iv)     otherwise  to  the  extent   necessary  to   facilitate   the
                  Arrangement;

(b) the Viking Trust Indenture and other constating documents of the Viking Arrangement Parties shall be amended:

         (i) by creating the VHI Preferred Shares Series 1, the VHI Preferred Shares Series 2, the VHI Preferred Shares Series 3, VHI Preferred Shares Series 4, the VHI Preferred Shares Series 5 and the VHI Preferred Shares Series 6,

         (ii) to cause 99% of the Viking Units held by each Viking Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for MFCorp Special Shares on the basis of 1.000 MFCorp Special Share for each Viking Unit pursuant to subsection 3.1(ccc) of this Plan of Arrangement;

         (iii) to cause 1% of the Viking Units held by each Viking Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Harvest Units on the basis of 1.0000 Harvest Unit for each
                  4.0000 Viking Units pursuant to subsection 3.1(fff) of this Plan of Arrangement;

         (iv) to cause the MFCorp Special Shares received by Viking Unitholders pursuant to subsection 3.1(ccc) of this Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Harvest Units upon the redemption of the MFCorp Special Shares pursuant to subsection 3.1(iii) of this Plan of Arrangement on the basis of 1.000 Harvest Unit for each 4.000 MFCorp Special Shares; and

         (v)      otherwise  to  the  extent   necessary  to   facilitate   the
                  Arrangement;

DISSENTING SECURITYHOLDERS

(c) the Harvest Units held by Dissenting Securityholders shall be deemed to have been transferred to Harvest (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Harvest Unitholders other than the right to be paid the fair value of their Harvest Units in accordance with Article 4;

(d) the Harvest Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to Harvest (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Harvest Exchangeable Shareholders other than the right to be paid the fair value of their Harvest Exchangeable Shares in accordance with Article 4;

(e) the Viking Units held by Dissenting Securityholders shall be deemed to have been transferred to Viking (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Viking Unitholders other than the right to be paid the fair value of their Viking Units in accordance with Article 4;

HST TRANSACTIONS

HST ASSET TRANSFER

(f) the HST First Resource Property Conveyance shall become effective and the HST First Resource Properties shall be transferred by HST to Operations and Operations shall issue the HST CRP Transfer Note and the Operations Preferred Shares Series 1 to HST in satisfaction of the purchase price for the HST First Resource Properties pursuant to the HST First Resource Property Conveyance Agreement;

(g) Operations shall grant the HST NPI #1 to HST for consideration of $10.00;

(h) the HST Second Resource Property Conveyance shall become effective and the HST Second Resource Properties shall be transferred by HST to Operations and Operations shall issue the HST NPI #2 and the Operations Preferred Shares Series 2 to HST in satisfaction of the purchase price for the HST Second Resource Properties pursuant to the HST Second Resource Property Conveyance Agreement;

(i) the HST Tangible Conveyance shall become effective and the HST Tangible Assets shall be transferred by HST to Operations and Operations shall issue the HST Tangible Asset Transfer Note and the Operations Preferred Shares Series 3 to HST in satisfaction of the purchase price for the HST Tangible Assets pursuant to the HST Tangible Asset Conveyance Agreement;

HST CONVERSION TO A MUTUAL FUND TRUST

(j) the trust indenture governing HST shall be amended by creating the HST Preferred Units;

(k) Harvest shall subscribe for that number of HST Preferred Units of HST necessary for Harvest to satisfy its obligations under Subsection 3.1(l) for aggregate subscription proceeds of $1 million;

(l) Harvest shall distribute all of the HST Preferred Units to Harvest Unitholders who are not Designated Beneficiaries on the basis of one
         (1) HST Preferred Unit for each one (1) Harvest Unit held;

HST QUALIFYING EXCHANGE WITH HARVEST

(m) HST will transfer to Harvest the HST CRP Transfer Note and the HST Tangible Asset Transfer Note in partial satisfaction of the amounts owing by HST to Harvest;

(n) Harvest shall subscribe for that number of HST Units having an aggregate subscription amount equal to any remaining amounts owing by HST to Harvest in full satisfaction of any such remaining indebtedness;

(o) the HST Other Asset Conveyance shall become effective and the HST Other Assets shall be transferred by HST to Harvest and Harvest shall issue and deliver to HST that number of Harvest Units having a value equal to the fair market value of the HST Other Assets less the HST Assumed Liabilities in satisfaction of the purchase price for the HST Other Assets pursuant to the HST Other Asset Conveyance Agreement;

(p)      Harvest shall subscribe for one (1) HST Unit for $10.00;

(q) HST shall redeem all of the issued and outstanding HST Preferred Units and HST Units (other than the one (1) HST Trust Unit subscribed for by Harvest pursuant to Subsection 3.1(p)) in exchange for Harvest Units and HST shall distribute the Harvest Units to the HST Unitholders on a pro rata basis based on the fair market value of the HST Preferred Units and the HST Trust Units surrendered;

(r) all of the Harvest Units received by Harvest pursuant to subsection 3.1(q) shall be cancelled;

(s) immediately after the pro rata distribution of Harvest Units to HST Unitholders who are not Designated Beneficiaries pursuant to Subsection 3.1(q), the number of outstanding Harvest Units held by such unitholders will be consolidated such that each Harvest Unitholder will hold after the consolidation the same number of Harvest Units as the Harvest Unitholder held before the distribution of additional Harvest Units. In such case, each Harvest Unit certificate representing a number of Harvest Units prior to the distribution of additional Harvest Units is deemed to represent the same number of Harvest Units after the distribution of additional Harvest Units and the consolidation;

VIKING ENTITY TRANSACTIONS

DEBT MATTERS

(t)      VHT shall assign and transfer its interest in:

         (i)      the VHI Note; and

         (ii)     the EHT Note,

                  to Viking in partial satisfaction of the amount owing by VHT to Viking pursuant to the VHT Note;

ROYALTY MATTERS

(u) the Olaf NPI #1 Conveyance shall become effective and the Olaf NPI #1 shall be transferred by Viking to Olaf in exchange for units of Olaf pursuant to the Olaf NPI #1 Conveyance Agreement;

(v) the Olaf Unit Conveyance shall become effective and the Olaf Units received by Viking pursuant to the Olaf NPI #1 Conveyance shall be transferred by Viking to EHT for no consideration pursuant to the Olaf Unit Conveyance Agreement;

(w) the Olaf NPI #2 Conveyance shall become effective and the Olaf NPI #2 shall be transferred by VHT to Olaf in exchange for units of Olaf pursuant to the Olaf NPI #2 Conveyance Agreement;

DISSOLUTION OF OLAF

(x)      Olaf shall be dissolved in accordance with the following:

         (i) all of the property of Olaf shall be distributed to VHI, EHT and VHT in accordance with their respective partnership interests immediately prior to the dissolution;

         (ii) VHI, EHT and VHT shall be liable for all of the obligations of Olaf in accordance with their respective partnership interests immediately prior to the dissolution;

         (iii) the Property Swap Conveyance shall become effective and certain oil and natural gas assets (including related tangibles) will be exchanged among VHI, EHT and VHT pursuant to the Property Swap Conveyance Agreement;

EHT ASSET TRANSFER

(y) the EHT First Resource Property Conveyance shall become effective and the EHT First Resource Properties shall be transferred by EHT to VHI and VHI shall issue the EHT CRP Transfer Note and the VHI Preferred Shares Series 1 to EHT in satisfaction of the purchase price for the EHT First Resource Properties pursuant to the EHT First Resource Property Conveyance Agreement;

(z)      VHI shall grant the EHT NPI #1 to EHT for consideration of $10.00;

(aa) the EHT Second Resource Property Conveyance shall become effective and the EHT Second Resource Properties shall be transferred by EHT to VHI and VHI shall issue the EHT NPI #2 and the VHI Preferred Shares Series 2 to EHT in satisfaction of the purchase price for the EHT Second Resource Properties pursuant to the EHT Second Resource Property Conveyance Agreement;

(bb) the EHT Tangible Conveyance shall become effective and the EHT Tangible Assets shall be transferred by EHT to VHI and VHI shall issue the EHT Tangible Transfer Note and the VHI Preferred Shares Series 3 to EHT in satisfaction of the purchase price for the EHT Tangible Assets pursuant to the EHT Tangible Conveyance Agreement;

VHT ASSET TRANSFER

(cc) the VHT First Resource Property Conveyance shall become effective and the VHT First Resource Properties shall be transferred by VHT to VHI and VHI shall issue the VHT CRP Transfer Note and the VHI Preferred Shares Series 4 to VHT in satisfaction of the purchase price for the VHT First Resource Properties pursuant to the VHT First Resource Property Conveyance Agreement;

(dd)     VHI shall grant the VHT NPI #1 to VHT for consideration of $10.00;

(ee) the VHT Second Resource Property Conveyance shall become effective and the VHT Second Resource Properties shall be transferred by VHT to VHI and VHI shall issue the VHT NPI #2 and the VHI Preferred Shares Series 5 to VHT in satisfaction of the purchase price for the VHT Second Resource Properties pursuant to the VHT Second Resource Property Conveyance Agreement;

(ff) the VHT Tangible Conveyance shall become effective and the VHT Tangible Assets shall be transferred by VHT to VHI and VHI shall issue the VHT Tangible Transfer Note and the VHI Preferred Shares Series 6 to VHT in satisfaction of the purchase price for the VHT Tangible Assets pursuant to the VHT Tangible Conveyance Agreement;

EHT CONVERSION TO A MUTUAL FUND TRUST

(gg) the trust indenture governing EHT shall be amended by creating the EHT Preferred Units;

(hh) Viking shall subscribe for that number of EHT Preferred Units of EHT necessary for Viking to satisfy its obligations under Subsection 3.1(ii) for aggregate subscription proceeds of $1 million;

(ii) Viking shall distribute all of the EHT Preferred Units to Viking Unitholders who are not Designated Beneficiaries on the basis of one
         (1) EHT Preferred Unit for each one (1) Viking Unit held;

EHT QUALIFYING EXCHANGE WITH VIKING

(jj) EHT will transfer to Viking the EHT CRP Transfer Note and the EHT Tangible Transfer Note in partial satisfaction of the amounts owing by EHT to Viking;

(kk) Viking shall subscribe for that number of EHT Units having an aggregate subscription amount equal to any remaining amounts owing by EHT to Viking in full satisfaction of any such remaining indebtedness;

(ll) the EHT Other Asset Conveyance shall become effective and the EHT Other Assets shall be transferred by EHT to Viking and Viking shall issue and deliver to EHT that number of Viking Units having a value equal to the fair market value of EHT Other Assets less the EHT Assumed Liabilities in satisfaction of the purchase price for the EHT Other Assets pursuant to the EHT Other Asset Conveyance Agreement;

(mm)     Viking shall subscribe for one (1) EHT Unit for $10.00;

(nn) EHT shall redeem all of the issued and outstanding EHT Preferred Units and EHT Units (other than the one (1) EHT Trust Unit subscribed for by Viking pursuant to Subsection 3.1(mm)) in exchange for Viking Units and EHT shall distribute the Viking Units to the EHT Unitholders on a pro rata basis based on the fair market value of the EHT Preferred Units and the EHT Trust Units surrendered;

(oo) all of the Viking Units received by Viking pursuant to subsection 3.1(nn) shall be cancelled;

(pp) immediately after the pro rata distribution of Viking Units to EHT Unitholders who are not Designated Beneficiaries pursuant to Subsection 3.1(nn), the number of outstanding Viking Units held by such unitholders will be consolidated such that each Viking Unitholder will hold after the consolidation the same number of Viking Units as the Viking Unitholder held before the distribution of additional Viking Units. In such case, each Viking Unit certificate representing a number of Viking Units prior to the distribution of additional Viking Units is deemed to represent the same number of Viking Units after the distribution of additional Viking Units and the consolidation;

VHT CONVERSION TO A MUTUAL FUND TRUST

(qq) the trust indenture governing VHT shall be amended by creating the VHT Preferred Units;

(rr) Viking shall subscribe for that number of VHT Preferred Units of VHT necessary for Viking to satisfy its obligations under Subsection 3.1(ss) for aggregate subscription proceeds of $1 million;

(ss) Viking shall distribute all of the VHT Preferred Units to Viking Unitholders who are not Designated Beneficiaries on the basis of one
         (1) VHT Preferred Unit for each one (1) Viking Unit held;

VHT QUALIFYING EXCHANGE WITH VIKING

(tt) VHT will transfer to Viking the VHT CRP Transfer Note and the VHT Tangible Transfer Note in partial satisfaction of the amounts owing by VHT to Viking;

(uu) Viking shall subscribe for that number of VHT Units having an aggregate subscription amount equal to any remaining amounts owing by VHT to Viking in full satisfaction of any such remaining indebtedness;

(vv) the VHT Other Asset Conveyance shall become effective and the VHT Other Assets shall be transferred by VHT to Viking and Viking shall issue and deliver to EHT that number of Viking Units having a value equal to the fair market value of EHT Other Assets less the EHT Assumed Liabilities in satisfaction of the purchase price for the VHT Other Assets pursuant to the VHT Other Asset Conveyance Agreement;

(ww)     Viking shall subscribe for one (1) VHT Unit for $10.00;

(xx) VHT shall redeem all of the issued and outstanding VHT Preferred Units and VHT Units (other than the one (1) VHT Trust Unit subscribed for by Viking pursuant to Subsection 3.1(ww)) in exchange for Viking Units and VHT shall distribute the Viking Units to the VHT Unitholders on a pro rata basis based on the fair market value of the VHT Preferred Units and the VHT Trust Units surrendered;

(yy) all of the Viking Units received by Viking pursuant to subsection 3.1(xx) shall be cancelled;

(zz) immediately after the pro rata distribution of Viking Units to VHT Unitholders who are not Designated Beneficiaries pursuant to Subsection 3.1(xx), the number of outstanding Viking Units held by such unitholders will be consolidated such that each Viking Unitholder will hold after the consolidation the same number of Viking Units as the Viking Unitholder held before the distribution of additional Viking Units. In such case, each Viking Unit certificate representing a number of Viking Units prior to the distribution of additional Viking Units is deemed to represent the same number of Viking Units after the distribution of additional Viking Units and the consolidation;

HARVEST PURCHASE OF VIKING ASSETS

(aaa) Viking shall sell, transfer, convey, assign and deliver to Harvest and Harvest shall purchase and accept from Viking, all of the Viking Assets and Harvest shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Viking Assumed Liabilities in accordance with their terms, and (ii) issue to Viking an aggregate number of Harvest Special Units and Harvest Units equal in number to the number of Viking Units outstanding with the allocation between Harvest Special Units and Harvest Units being such that Viking can meet its distribution obligations under Subsection 3.1(fff);

(bbb) in connection with the assumption of the Viking Assumed Liabilities by Harvest, Harvest shall assume all the covenants and obligations of Viking under the Viking Debenture Indenture in respect of the Viking 10.5% Debentures and the Viking 6.4% Debentures such that the Viking 10.5% Debentures and the Viking 6.4% Debentures will be valid and binding obligations of Harvest entitling the holders thereof, as against Harvest, to all the rights of the Viking Debentureholders under the Viking Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Viking Debenture Trustee in accordance with the applicable requirements of the Viking Debenture Indenture and otherwise comply with any additional requirements of the Viking Debenture Indenture relating thereto;

MFCORP ACQUISITION OF VIKING SECURITIES AND HARVEST EXCHANGEABLE SHARES

(ccc) each Viking Unitholder shall transfer ninety-nine (99%) percent of his/her Viking Units to MFCorp in exchange for MFCorp Special Shares on the basis of 1.000 MFCorp Special Share for each Viking Unit transferred;

(ddd) each Harvest Exchangeable Shareholder so electing shall transfer one hundred (100%) percent of his/her Harvest Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of 4.0000 MFCorp Special Share for each Harvest Unit that would be issuable if the Harvest Exchangeable Shares transferred were exchanged into Harvest Units in accordance with their terms immediately prior to the Effective Time;

(eee)    Harvest  shall  subscribe  for one (1) Viking Unit in exchange for one
         (1) Harvest Unit;

(fff) Viking shall redeem all of the issued and outstanding Viking Units (other than the one (1) Viking Unit held by Harvest) in exchange for all of the Harvest Special Units and Harvest Units held by Viking and, upon such redemption the Harvest Special Units shall be distributed by Viking to MFCorp on the basis of 1.0000 Harvest Special Unit for each
         1.0000 Viking Unit held and the Harvest Units shall be distributed to the remaining Viking Unitholders on the basis of 1.0000 Harvest Unit for each 4.0000 Viking Units held;

HARVEST PURCHASE OF MFCORP ASSETS

(ggg) MFCorp shall sell, transfer, convey, assign and deliver to Harvest and Harvest shall purchase and accept from MFCorp, all of the MFCorp Assets and Harvest shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Harvest Units equal in number to one fourth the number of MFCorp Special Shares and the number of MFCorp Shares outstanding;

(hhh)    Harvest shall subscribe for one (1) MFCorp Share for $10.00;

(iii) MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares in exchange for Harvest Units, which shall be distributed to the holders of MFCorp Special Shares on the basis of 1.0000 Harvest Unit for each 4.0000 MFCorp Special Shares;

EXCHANGE OF EXCHANGEABLE SHARES

(jjj) all of the Harvest Exchangeable Shares held by Harvest shall be exchanged with Operations for that number of common shares of Operations having a value equal to the fair market value of the Harvest Exchangeable Shares so exchanged;

EXCHANGE OF VHI COMMON SHARES

(kkk) all of the VHI Common Shares held by Harvest shall be exchanged with Operations for that number of common shares of Operations having a value equal to the fair market value of the VHI Common Shares so exchanged.

EXCHANGE OF HARVEST EXCHANGECO SHARES WITH OPERATIONS

(lll) all of the Harvest ExchangeCo Shares held by Harvest shall be exchanged with Operations for that number of common shares of Operations having a value equal to the fair market value of the Harvest ExchangeCo Shares so exchanged;

EXCHANGE OF HARVEST EXCHANGECO SHARES WITH VHI

(mmm) all of the Harvest ExchangeCo Shares held by Operations shall be exchanged with VHI for that number of common shares of VHI having a value equal to the fair market value of the Harvest ExchangeCo Shares so exchanged;

EXCHANGE OF KRANG AND BJORN SHARES

(nnn) all of the Krang Shares and Bjorn Shares held by VHI shall be exchanged with Harvest ExchangeCo for that number of Harvest ExchangeCo Shares having a value equal to the fair market value of the Krang Shares and Bjorn Shares so exchanged;

AMALGAMATION OF KRANG, BJORN AND HARVEST EXCHANGECO

(ooo) Krang, Bjorn and Harvest ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

         (i) the stated capital of the common shares of Krang, Bjorn and Harvest ExchangeCo shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

         (ii) the articles of Amalgamation shall be the same as the articles of Harvest ExchangeCo and the name of AmalgamationCo shall be "Harvest ExchangeCo Ltd.";

         (iii) the shares of Krang and Bjorn shall be cancelled without any repayment of capital;

         (iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

         (v)      AmalgamationCo   shall   continue   to  be  liable   for  the
                  obligations of each of the amalgamating corporations;

         (vi)     any  existing   cause  of  action,   claim  or  liability  to
                  prosecution of each of the amalgamating corporations shall be unaffected;

         (vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

         (viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

         (ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

         (x) the by-laws of AmalgamationCo shall be the by-laws of Harvest ExchangeCo;

         (xi) the first directors of AmalgamationCo shall be John E. Zahary and Robert Fotheringham;

         (xii) the first officers of AmalgamationCo shall be the officers of Operations; and

         (xiii)   the  registered  office  of   AmalgamationCo   shall  be  the
                  registered office of Harvest ExchangeCo; and

ELECTION OF OPERATIONS DIRECTORS

(ppp) the number of directors of Operations shall be increased to 9 members and each of Dale Blue, David Boone and William Friley shall be elected as directors of Operations to hold office until the next annual meeting of shareholders of Operations.

3.2 The Harvest Arranged Parties and Viking Arranged Parties shall make the appropriate entries into their securities registers to reflect the matters referred to under Section 3.1.

3.3 A holder who (i) has exchanged Securities for MFCorp Special Shares under the Arrangement; and (ii) is not a Non-Resident; shall be entitled to make an income tax election, pursuant to subsection 85(1) and 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Securities for MFCorp Special Shares by providing two signed copies of the necessary election forms to Operations within 90 days following the Effective Date, duly completed with the details of the number and type of Securities transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Securities within 30 days after the receipt thereof by Operations for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). Operations will not be responsible for the proper completion and filing of any election form and, except for the obligation of Operations to so sign and return election forms which are received by Operations within 90 days of the Effective Date, Operations will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Operations to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Operations may choose to sign and return an election form received by it more than 90 days following the Effective Date, but Operations will have no obligation to do so.

                                   ARTICLE 4
                           DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Harvest Securities and Viking Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Harvest Securities and Viking Units and shall only be entitled to be paid the fair value of the holder's Harvest Securities and Viking Units by Harvest, Viking or Operations, as the case may

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be. A  Dissenting  Securityholder  who is paid the fair  value of the  holder's
Harvest Securities and Viking Units, shall be deemed to have transferred the holder's Harvest Securities and Viking Units to Harvest, Viking or Operations, as the case may be, for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Harvest Securities and Viking Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Harvest Securities and Viking Units notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Harvest Securities and Viking Units shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Harvest Securities and Viking Units at the applicable Meeting; but in no event shall Harvest, Viking or Operations be required to recognize such Dissenting Securityholder as a Securityholder of Harvest, Viking or Operations after the Effective Time and the name of such holder shall be removed from the applicable register of Securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

                                   ARTICLE 5
               OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Harvest Exchangeable Shares and Viking Units that were exchanged pursuant to
Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Harvest Securities and Viking Units represented by such certificates.

5.2 Harvest and Viking shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Harvest Exchangeable Shares and Viking Units of a duly completed Letter of Transmittal and the certificates representing such Harvest Exchangeable Shares and Viking Units, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Harvest Units to be delivered to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Harvest Exchangeable Shares or Viking Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Harvest and Viking and their respective transfer agents, which bond is in form and substance satisfactory to each of the Harvest and Viking and their respective transfer agents, or shall otherwise indemnify Harvest and

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                                      22


Viking and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made with respect to any Harvest Units allotted and issued to former holders of Harvest Exchangeable Shares and Viking Units pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Harvest Exchangeable Shares or Viking Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Harvest Units. In such case, such Harvest Units shall be returned to Harvest thereof for cancellation and any distributions in respect of Harvest Units shall be returned to Harvest.

5.6 No certificates representing fractional Harvest Units shall be issued under the Arrangement. In lieu of any fractional trust unit or share, each registered holder of Harvest Exchangeable Shares and Viking Units otherwise entitled to a fractional interest in a Harvest Unit, shall receive the nearest whole number of Harvest Units (with fractions equal to exactly 0.5 being rounded up).

                                   ARTICLE 6
                                   AMENDMENTS

6.1 Harvest, Viking, Operations and VHI may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meetings, approved by the Court; and (iv) communicated to holders of Harvest Securities and Viking Units if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by Harvest, Viking, Operations or VHI at any time prior to or at the Meetings (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment to this Plan of Arrangement that is approved by the Court following the Meetings shall be effective only if it is consented to by each of Harvest, Viking, Operations and VHI.

6.4 Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by Harvest, Viking, Operations and VHI, provided that it concerns a matter which, in the reasonable opinion of Harvest, Viking, Operations and VHI, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Harvest, Viking, Operations and VHI, or any former holder of Harvest Securities or Viking Units.